PROSPECTUS                                              RULE 424(b)(1)
                                                        PROSPECTUS
                                                        333-33705

                        VANGUARD AIRLINES



Rights to purchase up to 30,455,714 shares of Common Stock
Expiring December 5, 1997

     Vanguard Airlines, Inc. ("Vanguard" or the "Company") is distributing at no cost to holders of its common stock, par value $.001 per share (the "Common Stock"), of record as of the close of business on October 10, 1997 (the "Record Date") nontransferable rights to purchase shares of Common Stock (the "Rights"). Each such holder (a "Holder") will receive two Rights for each share of Common Stock held on the Record Date (the "Rights Offering"), with each such Right entitling the Holder to subscribe for and purchase one share of Common Stock (the "Basic Subscription Privilege") for a price of $0.50 per share (the "Subscription Price"). On October 21, 1997, the closing sales price for the Common Stock on the OTC Bulletin Board was $0.5625. The Rights will expire at 4:00 p.m. Kansas City, Missouri Time, on December 5, 1997, unless extended as provided herein (the "Expiration Date"). The Expiration Date will not be extended beyond December 31, 1997 (the "Termination Date").

     If shares of Common Stock offered hereby are not purchased by Holders pursuant to the Basic Subscription Privilege (such shares, in the aggregate, are sometimes hereinafter referred to as the "Excess Shares"), any Holder purchasing all of the shares of Common Stock available to it pursuant to the Basic Subscription Privilege may purchase the number of Excess Shares specified by the Holder in the Subscription Documents, subject to proration (the "Oversubscription Privilege"). See "The Rights Offering -- Basic Subscription Privilege; Oversubscription Privilege."

     As of the date of this Prospectus, J.F. Shea Company, Inc. and certain entities affiliated with Hambrecht & Quist Group who are being issued Rights in the Rights Offering (the "Principal Stockholders") have indicated their intention to subscribe for and purchase an aggregate of 19,842,498 shares of Common Stock pursuant to their Basic Subscription Privilege and, to the extent available, additional shares of Common Stock pursuant to the Oversubscription Privilege. The Principal Stockholders have indicated that in connection with any exercise of Rights by them, they intend that in lieu of paying the Subscription Price in cash, they will relieve and discharge Vanguard from the repayment to them of a like amount of indebtedness under outstanding demand notes issued by the Company during the past six months. All other stockholders of the Company subscribing for shares of Common Stock in the Rights Offering must make payment of the Subscription Price in cash. If the Principal Stockholders fully exercise their Basic Subscription Privilege, they collectively will own approximately 74% of the outstanding Common Stock after completion of the Rights Offering (which percentage includes warrants exercisable within 60 days of the date of this Prospectus with respect to 14,482,763 shares of Common Stock). Such percentage would increase to the extent that the Principal Stockholders subscribe for shares pursuant to the Oversubscription Privilege. Consequently, it is anticipated that at the conclusion of the Rights Offering the Principal Stockholders will be able to control all matters requiring approval by the stockholders of the Company, including the election of directors. See "The Rights Offering - Exercise of Rights," "Risk Factors - Control by Existing Stockholders; Certain Charter, Bylaw and Other Provisions," and "Certain Transactions."

     This Prospectus relates to the shares of Common Stock issuable upon the exercise of the Rights. Accompanying this Prospectus are certain documents (collectively, the "Subscription Documents") that must be completed and returned by a Holder in accordance with the related instructions in order to exercise the Basic Subscription Privilege or the Oversubscription Privilege. Once a Holder has exercised any Right, such exercise may not be revoked, unless there is a material amendment to the terms of this Rights Offering. See "The Rights Offering -- Amendment, Extension and Termination." Holders exercising Rights should complete and return their Subscription Documents with payment of the Subscription Price promptly to insure timely receipt and the collection of any funds prior to the Expiration Date. Included with the Subscription Documents is evidence of the total number of Rights to which a Holder is entitled. See "Rights Offering -- Exercise of Rights."

A PURCHASE OF THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. STOCKHOLDERS WHO DO NOT EXERCISE THEIR RIGHTS IN FULL WILL SUFFER DILUTION IN THEIR PROPORTIONATE INTEREST IN THE
EQUITY OWNERSHIP AND VOTING POWER OF THE COMPANY.   SEE "RISK
FACTORS," BEGINNING ON PAGE 10.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


     The Rights may not be exercised by any person, and neither this Prospectus nor any Subscription Document shall constitute an offer to sell or a solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. See "The Rights Offering -- State and Foreign Securities Laws."

          Subscription Price/1/         Underwriting Discounts/
                                               Commissions/2/
Per Share           $.50                     None
Total          $15,227,857                   None


/1/ Before deducting expenses payable by the Company estimated at $100,000. If all of the Rights are exercised, the Company will issue 30,455,714 shares of Common Stock.
/2/ The shares of Common Stock are being offered and sold directly by the Company, and no commissions or other remuneration is intended to be paid to any person for soliciting purchases of the shares in the Rights Offering. See "The Rights Offering -- Method of Offering."

October 24, 1997

                      AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company, the Rights and the Common Stock, reference is hereby made to such Registration Statement with all exhibits filed therewith. The Registration Statement, including the exhibits thereto, may be inspected without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The statements contained in this Prospectus as to the contents of any contract or other document filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference and the exhibits thereto. Copies of each such contract in Washington, D.C. upon payment of the charges prescribed by the Commission.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports, proxy and information statements and other information filed by the Company with the Commission, may be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room: 1024; 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Commission has a World Wide Web site (http://www.sec.gov) that contains material regarding issuers that file electronically with the Commission. The Registration Statement, of which the Prospectus forms a part, has been filed and may be obtained at such site.

                   INCORPORATION BY REFERENCE

     The documents listed below have been filed with the Commission and are incorporated herein by reference: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1996;
(ii) Proxy Statement dated May 5, 1997 in connection with the 1997 Annual Meeting of Stockholders; (iii) Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997; (iv) Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997; (v) Form 8-K dated June 5, 1997; (vi) Form 8-K dated June 15, 1997; (vii) Form 8-K dated July 22, 1997; (viii) Form 8-K dated August 22, 1997; and (ix) Description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A declared effective on October 30, 1995, except that the number of authorized shares of capital stock and common stock have been increased to 51,000,000 and 50,000,000, respectively.

     All documents filed by the Company pursuant to Sections 13(a), 13(c) 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents, except that in no event shall any information included in such document in respect to item 402(i), (k) or (l) of Registration S-3 be deemed to constitute a part of the Prospectus.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, on written or oral request of such person, a copy of any or all documents incorporated by reference in this Prospectus, without exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Copies of this Prospectus, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of the Prospectus under
Section 10(a) of the Securities Act will also be provided without charge to each such person, upon written or oral request. Requests should be directed to Investor Relations, 7000 Squibb Road, Third Floor, Mission, Kansas 66202, (913) 789-1388.

                        PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Financial Statements and Notes thereto appearing elsewhere herein in this Prospectus or incorporated herein by reference. Each investor is urged to read this prospectus in its entirety prior to making an investment decision.

     THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTIONS 27A OF THE SECURITIES ACT AND 21E OF THE EXCHANGE ACT AND INFORMATION THAT ARE BASED ON MANAGEMENT'S BELIEFS AS WELL AS ASSUMPTIONS MADE BY AND INFORMATION CURRENTLY AVAILABLE TO MANAGEMENT. WHEN USED IN THIS DOCUMENT, THE WORDS "ESTIMATE," "ANTICIPATE," "PROJECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THOSE CURRENTLY ANTICIPATED. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, GENERAL ECONOMIC CONDITIONS, THE COST OF JET FUEL, THE OCCURRENCE OF EVENTS INVOLVING OTHER LOW COST CARRIERS, THE CURRENT LIMITED SUPPLY OF BOEING 737 JET AIRCRAFT AND THE HIGHER LEASE COSTS ASSOCIATED WITH SUCH AIRCRAFT, POTENTIAL CHANGES IN GOVERNMENT REGULATION OF AIRLINES OR AIRCRAFT AND ACTIONS TAKEN BY OTHER AIRLINES PARTICULARLY WITH RESPECT TO SCHEDULING AND PRICE IN THE COMPANY'S CURRENT OR FUTURE ROUTES. FOR ADDITIONAL DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS ."

                           THE COMPANY

     Vanguard Airlines, Inc., a Delaware corporation headquartered in Kansas City, Missouri, is a low-fare airline offering convenient, scheduled jet service primarily from its hub in Kansas City, catering to both business and leisure travelers. The Company serves markets with a high volume of passenger traffic, which have limited or no low-fare air service. The Company currently operates eight leased Boeing 737-200 jet
aircraft.   The Company  provides 48 daily weekday flights
between Kansas City and Atlanta, Chicago-Midway, Dallas/Fort Worth, Denver, Minneapolis/St. Paul, New York City-JFK and San Francisco. The Company also operates four daily flights between Minneapolis/St. Paul and Chicago-Midway. The Company has signed letters of intent to lease two additional Boeing 737-200 jet aircraft; the Company anticipates delivery of its ninth and tenth jet aircraft in December 1997. On December 17, 1997, in connection with the delivery of its ninth and tenth aircraft, the Company intends to initiate service from Kansas City to Washington D.C.-Dulles, service from Chicago-Midway to Pittsburgh with continuing service to New York City-JFK and service between New York City-JFK and Atlanta. In addition to scheduled passenger service, the Company provides limited charter services. The Company commenced operations in December 1994, achieving operating revenues of approximately $36.2 million, $68.6 million and $43.1 million for the years ended December 31, 1995 and December 31, 1996 and for the six months ended June 30, 1997, respectively. The Company has not operated profitably during a quarterly reporting period.

                           RISK FACTORS

A purchase of the Common Stock involves a high degree of risk.
See "Risk Factors" for certain factors that a potential investor should carefully consider.

                       THE RIGHTS OFFERING


The Rights               The Company is distributing Rights at no
                         cost to Holders of record as of the
                         Record Date.  Each Holder will receive
                         two Rights for each share of the Common
                         Stock held by such Holder as of the
                         close of business on the Record Date.
                         See "The Rights Offering -- The Rights."

Nontransferability of
Rights                   The Rights are nontransferable.

Subscription Price       $0.50 in cash per share of Common Stock
                         subscribed for pursuant to the Basic
                         Subscription Privilege or the
                         Oversubscription Privilege (the
                         "Subscription Price").  See "The Rights
                         Offering -- The Rights."

Record Date              October 10, 1997, at 4:00 p.m. Kansas
                         City, Missouri Time.

Expiration Date          December 5, 1997, at 4:00 p.m. Kansas
                         City, Missouri Time, unless extended
                         (the "Expiration Date").  The Expiration
                         Date will be extended a reasonable
                         period of time (at least ten (10) days)
                         if the Company files an amendment to its Registration Statement relating to the
                         Rights Offering that includes a material change in the Rights Offering. The
                         Expiration Date will not be extended
                         beyond December 31, 1997 (the
                         "Termination Date").  The Company will
                         notify stockholders of any extension of
                         the Expiration Date of the Rights
                         Offering through the issuance of a press release indicating such extension. See
                         "The Rights Offering -- Expiration
                         Date."

Basic Subscription
Privilege                Each Right entitles a Holder to purchase
                         one share of Common Stock upon payment
                         of the Subscription Price (the "Basic
                         Subscription Privilege").  See "The
                         Rights Offering -- Basic Subscription
                         Privilege; Oversubscription Privilege."

Oversubscription
Privilege                If any shares of Common Stock offered
                         hereby are not purchased pursuant to the Basic Subscription Privilege (such shares, in aggregate, are sometimes hereinafter referred to as the "Excess
                         Shares"), any Holder purchasing all of
                         the shares of Common Stock available to
                         it pursuant to the Basic Subscription
                         Privilege may purchase the number of
                         Excess Shares specified by the Holders
                         in the Subscription Documents, subject
                         to proration (the "Oversubscription
                         Privilege").  See "The Rights Offering --
                         Basic Subscription Privilege;
                         Oversubscription Privilege."

Procedure for
Exercising Rights        Rights may be exercised by a Holder by
                         properly completing and signing the
                         Subscription Documents and forwarding
                         such Subscription Documents (or
                         following the Guaranteed Delivery
                         Procedures described herein and
                         therein), with payment of the
                         Subscription Price for each share of
                         Common Stock subscribed for pursuant to
                         the Basic Subscription Privilege and
                         Oversubscription Privilege, if any, to
                         the Subscription Agent on or prior to
                         the Expiration Date.  If the mail is
                         used to forward Subscription Documents
                         it is recommended that insured,
                         registered mail be used.  No interest
                         will be paid on funds delivered in
                         payment of the Subscription Price. In
                         the case of a subscription by the
                         Principal Stockholders, payment of the
                         Subscription Price may be made through
                         the relief and discharge by them of a
                         like amount of indebtedness under
                         outstanding demand notes of the Company.
                         All other subscribing stockholders must
                         make payment of the subscription price
                         by (a) check or bank draft drawn upon a
                         U.S. bank or postal, telegraphic or
                         express money order payable to UMB Bank, N.A., as Subscription Agent, or (b) wire transfer of available funds to the account maintained by the Subscription
                         Agent for such purpose at UMB Bank,
                         N.A., Kansas City, MO, ABA No.
                         101000695, Credit Trust Account Number
                         9800006823. ONCE A HOLDER HAS EXERCISED
                         ANY RIGHTS, SUCH EXERCISE MAY NOT BE
                         REVOKED UNLESS THE COMPANY FILES A POST-
                         EFFECTIVE AMENDMENT TO ITS REGISTRATION
                         STATEMENT RELATED TO THE RIGHTS OFFERING
                         THAT INCLUDES A MATERIAL CHANGE IN THE
                         TERMS OF THE RIGHTS OFFERING (A
                         "MATERIAL AMENDMENT"), IN WHICH CASE A
                         HOLDER WILL HAVE A REASONABLE PERIOD OF
                         TIME (AT LEAST TEN (10) DAYS) TO
                         EVALUATE THE MATERIAL AMENDMENT AND TO
                         REVOKE THE EXERCISE OF THEIR RIGHTS, IF
                         DESIRED.

                         See "The Rights Offering -- Exercise of
                         Rights" and "The Rights Offering -- No
                         Revocation."

Procedure for
Exercising Rights by
Foreign and Certain
Other Stockholders       Subscription Documents will not be
                         mailed to holders of Common Stock whose
                         addresses are outside the United States
                         or who have an APO or FPO address, but
                         will be held by the Subscription Agent
                         for their account.  To exercise the
                         Rights represented thereby, such holders must contact the Subscription Agent on or prior to the Expiration Date. See
                         "The Rights Offering-- Foreign and
                         Certain Other Stockholders."

Persons Holding Common
Stock and Wishing to
Exercise Rights Through
Others Holders who hold shares of the Common Stock for the account of others, such as brokers, trustees or depositories for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the Holder shall complete Subscription Documents and submit them to the Subscription Agent with the proper payment. See "The Rights Offering -- Exercise of Rights."

Issuance of Common
Stock Certificates representing shares of the Common Stock purchased pursuant to the valid exercise of the Rights will be delivered to subscribers as soon as practicable after the Expiration Date and the conditions to the Rights Offering have been satisfied. See "The Rights Offering -- Basic Subscription Privilege; Oversubscription Privilege."

Conditions to the
Rights Offering          The issuance of shares pursuant to the
                         Rights Offering is subject to the
                         absence of any suit or other action
                         seeking to enjoin the Rights Offering.
                         See "The Rights Offering -- Conditions
                         to the Rights Offering."

Subscription Agent       UMB Bank, N.A.

Common Stock to be
Outstanding After the
Rights Offering          If all of the shares of Common Stock
                         offered hereby are purchased, 45,683,571 shares of Common Stock will be issued and outstanding. The exact number of shares of Common Stock issued and outstanding depends on the number of shares of Common Stock sold in the Rights Offering. See "The Rights
                         Offering--Shares of  Common Stock
                         Outstanding After the Rights Offering."

Symbol for the Common
Stock                    VNGD

Use of Proceeds          The net proceeds, if any, from the sale
                         of the Common Stock in the Rights
                         Offering will be used by the Company for major scheduled maintenance, deposit requirements on additional aircraft operating leases, capital expenditures related to improvements to existing aircraft, and working capital, including the reduction of past due accounts payable, and for general corporate purposes. In addition, it is anticipated that any subscription by the Principal Stockholders in the Rights
                         Offering will result in the discharge of an amount of indebtedness under outstanding demand notes of the Company equal to the Subscription Price payable with respect to the Rights being exercised by the Principal Stockholders.
                         There are no assurances of any proceeds
                         to the Company under the Rights
                         Offering.  See "Use of Proceeds."

Amendment, Extension
and Termination          The Company may amend, extend or
                         terminate the Rights Offering at any
                         time prior to the Expiration Date at the Board of Directors' discretion. See
                         "The Rights Offering - Amendment,
                         Extension and Termination." The Company will not terminate the Rights Offering unless a suit or other action seeking to enjoin the Rights Offering is filed.
                         The Company will issue a press release
                         with respect to any amendment, extension or termination of the Rights Offering.

State Securities Laws    The Rights may not be exercised by any
                         person, and neither this Prospectus nor
                         any Subscription Document shall
                         constitute an offer to sell or a
                         solicitation of an offer to purchase any shares of Common Stock, in any jurisdiction in which such transactions would be unlawful. See "The Rights
                         Offering --State and Foreign Securities
                         Laws."

               Summary Financial and Operating Data
       (In thousands, except per share and operating data)



                       YEAR ENDED     YEAR ENDED       SIX MONTHS ENDED
                      DECEMBER 31,   DECEMBER 31,   JUNE 30,    JUNE 30,
                           1995         1996         1996        1997

STATEMENT OF
OPERATIONS DATA:

Total operating
  revenues                 $36,159      $68,589       $34,785    $43,145
Total operating
  expenses                  48,225       92,503        42,586     57,111
Operating loss             (12,066)     (23,914)       (7,801)   (13,966)
Total other
  income (expense)
  net                         (129)      (1,894)             3    (1,137)
Net loss                  $(12,195)    $(25,808)      $(7,798)  $(15,103)
Net loss
per share/1/              $  (1.65)    $  (2.85)      $  (.91)  $  (1.29)
Weighted average
 common and common
 equivalent shares
 outstanding/1/              7,396        9,057         8,574     11,752
Supplementary net
 loss per
 share/2/                   $    -      $ (2.82)        $    -    $ (.94)
Supplementary
weighted
average common
and common
equivalent shares
outstanding/2/                   -        9,143              -    15,740



                                                      SIX MONTHS ENDED
                                              JUNE 30, 1996    JUNE 30, 1997
OPERATING DATA: /3/
  Revenue passenger miles
    (RPMs)(000)                                   337,774          429,974
  Available seat miles (ASMs)(000)                515,702          713,649
  Load factor                                      65.50%           60.25%
  Break-even load factor                           80.99%           81.36%
  Passenger yield per RPM                           9.76 cents       9.50 cents
  Total revenue per ASM                             6.75 cents       6.05 cents
  Operating cost per ASM                            8.26 cents       8.00 cents
  Block hours flown                                11,966           15,676
  Average flight length (miles)                       502              596
  Operating cost per block hour                    $3,559           $3,643
  Aircraft in service (end of period)                   8                8
  Airports served (end of period)                      10               12



                                                      JUNE 30, 1997
                                                 ACTUAL    AS ADJUSTED/4/

BALANCE SHEET DATA:
 Cash and cash equivalents                        $587            $5,794
 Working capital (deficiency)                  (25,036)           (9,908)
 Property and equipment, net                     4,812             4,812
 Total assets                                   24,119            29,326
 Total stockholders' equity
   (deficit)                                   (14,274)              854

/1/  See Note 1 of Notes to Financial Statements included in the
     Company's Annual Report on Form 10-K for the year ended December 31, 1996 and Notes 3 and 4 of Notes to the Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.

/2/  Supplementary net loss per share for the year ended December
     31, 1996 is computed by adjusting both the net loss and shares outstanding as if the April 1997 conversion of demand notes payable through the private placement offering (see Note 8 of Notes to the Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997) occurred on the dates the demand notes were issued in 1996. The net loss adjustment in 1996 was approximately $11,000 reflecting the interest expense incurred on the demand notes from the date of issuance to December 31, 1996. Supplementary net loss per share for the six months ended June 30, 1997 is computed by adjusting both the net loss and shares outstanding as if the April 1997 conversion of demand notes payable through the private placement offering occurred on the dates the demand notes were issued and as if demand notes payable entered into subsequent to the April 1997 private placement were converted on the dates the demand notes were issued as these demand notes are expected to be retired with proceeds from the Rights Offering. The net loss adjustment in 1997 was approximately $243,000 reflecting interest expense incurred on the demand notes from the date of issuance to June 30, 1997.

/3/ "REVENUE PASSENGER MILES" or "RPMs" represent the aggregate number of miles flown by revenue passengers. "AVAILABLE SEAT MILES" or "ASMs" represents the number of seats available for passengers multiplied by the number of miles those seats are flown. "LOAD FACTOR" represents revenue passenger miles divided by available seat miles. "BREAK-EVEN LOAD FACTOR" represents the percentage of RPMs that must be flown for the airline to break-even after operating and interest expenses assuming non-passenger operations, primarily mail, operate at break-even. Break-even load factor is calculated by taking total expenses, minus non-passenger revenue, divided by ASMs, divided by passenger yield per RPM. "PASSENGER YIELD PER RPM" represents the total passenger revenue divided by RPMs. "TOTAL REVENUE PER ASM" represents total revenues divided by total available seat miles. "OPERATING COST PER ASM" represents operating expenses divided by total available seat miles. "BLOCK HOURS FLOWN" represents the time between aircraft gate departure and aircraft gate arrival. "AVERAGE FLIGHT LENGTH" represents aircraft miles flown divided by the number of departures.

/4/ Adjusted to give effect to the exercise of 30,455,714 Rights of which 19,842,498 Rights are anticipated to be exercised by Principal Stockholders upon the conversion of $9,921,249 in demand notes due to the Principal Stockholders in lieu of paying the Subscription Price for the exercise of their Rights pursuant to the Basic Subscription Privilege and 10,613,216 Rights which may be exercised by stockholders, other than the Principal Stockholders, offered hereby at the subscription price of $0.50 per share, after deducting estimated offering expenses payable by the Company. See "Use of Proceeds" and "Capitalization."

                           RISK FACTORS

     A purchase of the Common Stock offered hereby involves a high degree of risk. Prior to deciding to exercise the Rights and purchase the Common Stock in this Rights Offering, potential investors should carefully consider the following factors, together with other information contained in or incorporated by reference into this Prospectus, in evaluating the Company and its businesses. Vanguard's business operations and financial results are subject to various uncertainties and future developments that cannot be predicted.

     LIMITED OPERATING HISTORY; HISTORY OF SIGNIFICANT LOSSES. The Company has a limited history of operations, beginning flight operations on December 4, 1994. The Company, to date, has yet to report profitable operations during a quarterly reporting period. Since the Company's inception on April 25, 1994, the Company has incurred significant losses and as of June 30, 1997 had an accumulated deficit of approximately $56.5 million, a stockholders' deficit of approximately $14.3 million and a working capital deficit of approximately $25.0 million. The Company's limited operating history makes the prediction of
future operating results difficult.   There can be no assurance
that the Company will achieve profitability and the Company expects losses to continue through 1997.

     AVAILABILITY OF WORKING CAPITAL AND FUTURE FINANCING RESOURCES. The airline business is extremely capital intensive, including, but not limited to, lease payment obligations for existing and new aircraft and related maintenance requirements. The Company has not operated profitably during any quarterly reporting period. Consequently, the Company has been dependent upon equity and debt financings primarily from major stockholders in order to maintain operations. The Company will require additional financing, both short term and long term, if it is to maintain operations and is evaluating additional sources of working capital and other financings, but there is no assurance that additional sources of working capital will be available on acceptable terms, or at all. In addition, the Company has utilized and continues to utilize current liabilities as an additional source of cash by delaying payments to certain of its creditors. Most of the Company's suppliers currently provide goods, services and operating equipment on open credit terms. If such terms were modified to require immediate cash payments, the Company's cash position and possibly its ability to continue to operate would be materially and adversely affected. Further, there can be assurance that the Company's principal stockholders will continue to provide working capital for the Company's operations. Any inability to obtain additional financing when needed could require the Company to cease or significantly curtail operations and would have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     DEPARTURE OF DIRECTORS; NEED TO ATTRACT AND RETAIN DIRECTORS. Since October 13, 1996, six directors of the Company have resigned due, in part, to the Company's disappointing financial performance. The loss of these directors has impeded the achievement of the Company's business objectives. Furthermore, there can be no assurance that the Company will be able to retain its current directors or attract new directors in the future, given the Company's present financial situation. The inability to retain or attract new directors could have a material adverse impact on the Company's business operations and achievement of its business objectives.

     DEPENDENCE ON MANAGEMENT. The Company is highly dependent upon the efforts and abilities of its senior management staff and key individuals in all areas of the Company. The performance of the Company will depend to a large extent upon its ability to retain and attract qualified management and other employees. The loss of key management and other employees could have a material adverse effect on the Company's business, financial condition and results of operation. There can be no assurance that the Company will be able to retain its current management staff or key employees, or to attract qualified employees in the future, given its present financial situation.

     ABILITY TO CONTINUE AS A GOING CONCERN; EXPLANATORY PARAGRAPH IN ACCOUNTANTS' REPORT. The report issued by the Company's independent auditors for the year ended December 31, 1996 contains an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern. The report states that, because of the Company's net losses, negative cash flows and working capital deficit, the Company has been dependent upon financings from the Principal Stockholders. The report further states that there can be no assurance as to the availability of further financing and that there is substantial doubt about the Company's ability to continue as a going concern. See also "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     SIGNIFICANT DILUTION OF HOLDERS OF COMMON STOCK NOT
EXERCISING RIGHTS. Each Right entitles the Holder to purchase one share of Common Stock at a price below the average closing sales prices of the Common Stock over the sixty (60) day period ended on the Record Date. Holders of the Common Stock who exercise their Rights will preserve, and may increase, their proportionate interest in the equity ownership and voting power of the Company. Holders who do not exercise their Rights will experience a dilution in their proportionate interest in the equity ownership and voting power of the Company. The consummation of the sale of the shares offered hereby would increase the number of shares of Common Stock outstanding as of Record Date (i) by 30,455,714 shares (or 200%) to 45,683,571 shares, assuming all of the shares offered hereby are issued, or
(ii) by 20,000,000 shares (or 131%) to 35,227,857 shares,
representing the approximate number of shares that would be issued to Principal Stockholders upon the tender of the demand notes in lieu of paying the Subscription Price for the exercise of their Rights pursuant to the Basic Subscription Privilege.

     MARKET LIQUIDITY OF COMMON STOCK. The Company's Common Stock is listed for quotation on the Over-the-Counter Bulletin Board ("OTC"). Consequently, investors who choose to exercise their Rights may find it difficult to trade the Company's Common Stock and difficult to obtain accurate price quotations of the Common Stock. In addition, that price quotation of the Company's Common Stock on the OTC may not be an accurate reflection of the Company's underlying worth.

     PENNY STOCK. Because the Common Stock currently trades for less than $5.00 per share, trading in the Common Stock is subject to the requirements of Rule 15g-9 promulgated under the Exchange Act. Under such rule, broker/dealers who recommend such low-priced securities to persons other than established customers and accredited investors must satisfy special sales practice requirements, including a requirement that they make an individualized written suitability determination for the purchaser and receive the purchaser's written consent prior to the transaction. The Securities Enforcement Remedies and Penny Stock Reform Act of 1990 also requires additional disclosure in connection with any trades involving a stock defined as a penny stock (generally, according to recent regulations adopted by the Commission, any equity security not traded on an exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions), including the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Such requirements could severely limit the market liquidity of the Common Stock and the ability of purchasers in this Rights Offering to sell the Common Stock in the secondary market.

     CONTROL BY EXISTING STOCKHOLDERS; CERTAIN CHARTER, BYLAW AND OTHER PROVISIONS. If the Principal Stockholders exercise all of their Rights pursuant to their Basic Subscription Privilege, they will, in the aggregate, beneficially own approximately 74% of the Company's Common Stock outstanding after this Rights Offering (which percentage includes warrants exercisable within 60 days of the date of this Prospectus with respect to 14,482,763 shares of Common Stock). As a result, the Principal Stockholders, if acting together, would be able to control all matters requiring approval by the stockholders of the Company, including the election of directors. Certain provisions of the Company's Certificate of Incorporation and By laws could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Common Stock. Certain of these provisions allow the Company to issue Preferred Stock with rights senior to those of the Common Stock without any further vote or action by the stockholders, eliminate the right of stockholders to act by written consent and impose various procedural and other requirements which could also make it more difficult for stockholders to effect certain corporate actions. See "Description of Capital Stock--Preferred Stock" and "--Certain Provisions of Statues, Certificate of Incorporation and Bylaws."

     MARKET CONSIDERATIONS. There can be no assurance that the market price of the Common Stock will not decline during the subscription period or that, following the issuance of the Rights and the issuance of the underlying shares of Common Stock upon exercise of the Rights, a subscribing Rights Holder will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. The election of a Holder to exercise Rights in the Rights Offering is irrevocable, except in the case of Material Amendment. See "The Rights Offering - No Revocation." Moreover, until certificates are delivered, subscribing Rights holders may not be able to sell the Common Stock that they have purchased in the Rights Offering. Certificates representing shares of the Common Stock purchased pursuant to the Basic Subscription Privilege will be mailed as soon as practicable after the subscriptions have been accepted by the Subscription Agent to Holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege and Oversubscription Privilege will be made as soon as practicable after the Expiration Date. No interest will be paid on any funds delivered to exercise Rights.

     RIGHTS NOT TRANSFERABLE; NO MARKET FOR RIGHTS. The Rights are not transferable, and thus there will be no market or other means for holders of the Rights to directly realize any value associated with the Rights. Thus, holders of the Rights must exercise them and acquire additional shares of the Common Stock in order to realize any such value. The election of a Rights holder to exercise Rights in the Rights Offering is irrevocable, except in the case of a Material Amendment. See "The Rights Offering - No Revocation."

     INTENSE COMPETITION AND COMPETITIVE REACTION. The Company is subject to intense competition. Under the Airline Deregulation Act of 1978 (the "Deregulation Act"), domestic certificated airlines are free to enter and exit domestic markets and to set fares without regulatory approval, and all city-pair domestic airline markets are generally open to any domestic certificated airline. As a consequence, the airline industry is intensely competitive. Airlines compete primarily with respect to fares, schedules (frequency and flight times), destinations, type (jet or propeller) and size of aircraft and frequent flyer programs. The Company competes with numerous other airlines on its routes and expects to compete with these and other airlines on any future routes. Substantially all of these airlines are larger and have greater name recognition and financial resources than the Company. In response to the Company's commencement of service to a particular market, competing airlines have, at times, added flights and capacity in the market and lowered their fares, making it more difficult for the Company to achieve or maintain profitable operations in such markets. In the future, other airlines may set their prices at or below the Company's fares or introduce new non-stop service between cities served by the Company in attempts to prevent the Company from achieving or maintaining profitable operations or even maintaining operations in that market.

     CONSUMER CONCERN ABOUT OPERATING SAFETY AT LOW-FARE, START-UP CARRIERS OR TYPE OF AIRCRAFT. Aircraft accidents or other safety related issues involving any carrier, such as the 1996 accidents involving ValuJet and Trans World Airlines, have had an adverse effect on airline passengers' perceptions regarding airline safety and particularly the safety of low-fare carriers. The Company utilizes older Boeing 737-200 jet aircraft, one was manufactured in 1982, and seven were manufactured between 1968 and 1970, which may also have an effect on passengers perceptions regarding safety. As a result, any such future event could have a material adverse effect on the Company's business, financial condition and results of operations, even if such events do not include the Company's operations or personnel. Similarly, publicized accounts of mechanical problems or accidents involving Boeing 737s or other aircraft that are of the same age as the Company's aircraft whether operated by the Company or not could have a material adverse effect on the Company's business, financial condition and results of operations.

     SEASONALITY AND CYCLICALITY. The Company's operations are dependent upon passenger travel demand. Airlines typically experience reduced demand at various times during the fall and winter and increased demand for service during the spring and summer. Within these periods, the Company may experience variations in passenger demand based on its particular routes and
passenger demographics.   The Company has experienced reduced
demand during the fall and winter with adverse effects on revenues, operating results and cash flow. In addition, passenger travel in the airline industry, particularly leisure travel, is highly sensitive to adverse changes in general economic conditions. A worsening of current economic conditions, or an extended period of recession nationally or in the regions served by the Company, could have a material adverse effect of the Company's business, financial condition and results of operations.

     FUEL COSTS. The cost of jet fuel is one of the largest operating expenses for an airline and particularly for the Company due to the relative fuel inefficiency of its aircraft. Jet fuel costs, including taxes and the cost of delivering fuel into the aircraft, accounted for approximately 17.7% of the Company's operating expenses during the six months ended June 30, 1997. Jet fuel costs are subject to wide fluctuations as a result of sudden disruptions in supply. The Company cannot predict the effect of the future availability and cost of jet fuel. The Boeing 737-200 jet aircraft are relatively fuel inefficient compared to newer aircraft. Accordingly, the significant increases in the price of jet fuel has resulted in a disproportionately higher increase in the Company's fuel expenses as compared with many of its competitors who have, on average, newer and thus more fuel efficient aircraft. The Company has not entered into any agreements that fix the price of jet fuel over any period of time. Therefore, the increase in the cost of jet fuel has been immediately passed through to the Company by suppliers and the Company has experienced reduced margins at times when the Company has been unable to increase fares to compensate for such higher fuel costs. Even at times when the Company has been able to raise selected fares, the Company has experienced reduced margins on sales prior to such fare increases.

     LIMITED NUMBER OF AIRCRAFT; AIRCRAFT ACQUISITIONS.  The
Company's fleet currently consists of eight aircraft (with anticipated delivery of a ninth and tenth jet aircraft in December 1997) and if one or more of its aircraft were not in service, the Company would experience a proportionally greater loss of capacity than would be the case for an airline utilizing a larger fleet. Any interruption of aircraft service as a result of scheduled or unscheduled maintenance could materially and adversely affect the Company's service, reputation and profitability. The market for leased aircraft is very competitive, and there can be no assurance that the Company will be able to lease additional aircraft on satisfactory terms or at the time needed. Due to the Company's financial condition and losses since commencement of operations, the Company has found it and may find it more difficult in the future to lease additional aircraft on acceptable terms. See "Business --Aircraft."

     GOVERNMENT REGULATION. The Company is subject to 49 U.S.C., Subtitle VIII (formerly the Federal Aviation Act of 1958, as amended) (the "Aviation Act"), under which the United States Department of Transportation (the "DOT") and the FAA exercise regulatory authority over airlines. This regulatory authority includes, but is not limited to: (i) the initial determination and continuing review of the fitness of air carriers (including financial, managerial, compliance-disposition and citizenship fitness); (ii) the certification and regulation of aircraft and other flight equipment; (iii) the certification and approval of personnel who engage in flight, maintenance and operations activities; and (iv) the establishment and enforcement of safety standards and requirements with respect to the operation and maintenance of aircraft, all as set forth in the Aviation Act and the Federal Aviation Regulations. The FAA has promulgated a number of maintenance regulations and directives relating to, among other things, retirement of aging aircraft, increased inspections and maintenance procedures to be conducted on aging aircraft, collision avoidance systems, aircraft corrosion, airborne windshear avoidance systems and noise abatement.

     As a result of recent incidents involving airlines, the FAA has increased its review of commercial airlines generally and particularly with respect to small, start-up airlines, such as the Company. During 1996 and 1997, after extensive FAA investigations, ValuJet, Kiwi International, Great Lakes and Rich International, among others, either temporarily or permanently suspended operations. Because of the Company's start-up status, (i.e., operating less than five years), the Company's operations along with other start-up carriers recently have been and are expected to be subject to increased review by the FAA.

     Additional rules and regulations have been proposed from time to time in the last several years and might be enacted that could significantly increase the cost of airline operations by imposing substantial additional requirements or restrictions on airline operations. For example, the National Transportation Safety Board has proposed new regulations to require carriers to upgrade the flight data recorders on their Boeing 737-200 jet aircraft. The estimated cost of such equipment would be approximately $90,000 for each of the Company's eight 737-200 jet aircraft. There can be no assurance that any of these rules or regulations would not have material adverse effect on the Company's business, financial condition and results of operations.

     The DOT and FAA also enforce federal law with respect to aircraft noise compliance requirements. The Company's current fleet meets the current Stage-3 noise compliance requirements (50% of its fleet is Stage-3 compliant), with four of its eight Boeing 737-200 jet aircraft being equipped with hush kits. In addition, the Company anticipated delivery of its ninth and tenth aircraft which it has signed letters of intent, will be equipped with hush kits to meet Stage-3 noise compliance requirements. In the future, the Company's aircraft fleet is required to meet the following federal Stage-3 noise compliance deadlines: 75% of its fleet must be Stage-3 compliant by December 31, 1998; and 100% of its fleet must be Stage-3 compliant by December 31, 1999.

     The Company has obtained the necessary authority to perform airline operations, including a Certificate of Public Convenience and Necessity issued by the DOT pursuant to 49 U.S.C. Section 41102 and an air carrier operating certificate issued by the FAA under
Part 121 of the Federal Aviation Regulations. The continuation of such authority is subject to continued compliance with applicable rules, regulations and laws pertaining to or affecting the airline industry, including any rules and regulations that may be adopted by the DOT and FAA in the future. No assurance can be given that the Company will be able to continue to comply with all present or future rules, regulations and laws or that such rules, regulations and laws would not materially and adversely affect the Company's business, financial condition and results of operations.

     EMPLOYEE RELATIONS. While the Company currently operates with relatively low personnel costs, there can be no assurance that the Company will be able to maintain these low costs. The Company's employees are not represented by a labor union as are many airline industry employees. If unionization of the Company's employees were to occur, the Company's personnel costs could increase substantially. See "Business--Motivated and Trained Workforce."

     SHARES ELIGIBLE FOR FUTURE SALE; POTENTIAL FOR ADVERSE EFFECT ON STOCK PRICE. Sales of substantial amounts of Common Stock in the public market could have an adverse effect on the market price of the Common Stock. Upon completion of this Rights Offering, all shares of the Company's Common Stock will be freely tradable without restriction, or may be sold pursuant to Rule 144 under the Securities Act. As of June 30, 1997, options to purchase 1,107,227 shares and warrants to purchase 20,356,044 shares of Common Stock were outstanding, of which options to purchase 172,571 shares and warrants to purchase 17,330,580 shares were exercisable.

     PASSENGER TICKET TAX. The existing ten percent ticket tax was converted on October 1, 1997 to a combination of a reduced percentage tax based on the price of the ticket and a fee assessed for each flight segment. Due to the Company's low fare structure, the combination of a percentage tax and flight segment fee will result in an overall higher tax paid by individuals who purchase tickets on the Company's flights and, consequently, could have a negative impact on the Company's business, financial condition and results of operations if the Company is unable to pass this increased tax burden on to its passengers through increased fares. The Company is unable, however, to predict how the new tax/segment fee will affect demand for the Company's product.

     ABSENCE OF DIVIDENDS. The Company has never declared or paid cash dividends on its capital stock. The Company currently intends to retain any future earnings to fund operations and to continue development of its business and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

                       USE OF THE PROCEEDS

     If all of the Rights held by stockholders other than the Principal Stockholders are exercised, the net proceeds to the Company from the sale of the Common Stock upon the exercise of the Rights offered hereby are estimated to be approximately $5.2 million, after deducting estimated offering expenses. Other than the anticipated conversion of demand notes by the Principal Stockholders, which does not result in new proceeds to the Company, there can be no assurance of any proceeds to the Company under the Rights Offering.

     If the Company receives approximately $5.2 million of net proceeds from the exercise of Rights by stockholders other than the Principal Stockholders, approximately $1.7 million of the net proceeds will be used to fund costs of major scheduled maintenance for the Company's existing fleet of aircraft. Approximately $200,000 is estimated to be used for capital expenditures relating to improvements to existing aircraft. The Company intends to use approximately $500,000 to lease and place into service the Company's ninth and tenth aircraft. The Company is currently pursuing up to three additional Boeing 737-200 jet aircraft that the Company estimates would require deposits and certain other costs of approximately $1.2 million. The remaining net proceeds, if any, will be used for working capital needs including the reduction of past due accounts payable, and for general corporate purposes. There can be no assurances that any proceeds will be received by the Company under the Rights Offering. In addition, it is anticipated that any subscription by the Principal Stockholders in the Rights Offering will result in the discharge of an amount of indebtedness under outstanding demand notes of the Company equal to the Subscription Price payable with respect to the Rights being exercised by the Principal Stockholders. See "Certain Transactions."

                   PRICE RANGE OF COMMON STOCK

     The Common Stock began trading publicly on the Nasdaq SmallCap Market under the symbol "VNGD" on November 3, 1995. Prior to that date, there was no public market for the Common Stock. On December 16, 1996 the Company's Common Stock was delisted from the Nasdaq SmallCap Market for failing to meet the Nasdaq minimum capital and surplus requirements. The following table sets forth, for the periods indicated, the high and low sales prices of the Common Stock as reported on the Nasdaq SmallCap Market from November 3, 1995 through December 16, 1996, and on the Over-the-Counter Bulletin Board from December 17, 1996 through September 30, 1997.

                                                         High        Low
1995
  Fourth Quarter (from November 3, 1995)                 $6 3/4      $5 15/16

1996
  First Quarter                                          9 5/8        6

  Second Quarter                                         12 1/4       8

  Third Quarter                                           9 1/2       3 7/16

  Fourth Quarter                                          5 1/4       1 3/8

1997
  First Quarter                                         2 13/16       1 7/16

  Second Quarter                                         2 3/16       1 5/16

  Third Quarter                                               2       1 1/16

          On September 30, 1997, the last reported sale price for the Common Stock on the OTC Bulletin Board was $1 1/16 per share.
As of September 30, 1997, there were approximately 214 holders of record of the Common Stock.

                         DIVIDEND POLICY

          The Company has never declared or paid any cash dividends on its Common Stock and does not expect to pay any cash dividends on the Common Stock in the foreseeable future. The
Company intends to retain any future earnings to fund operations and to continue the development of its business.

                          CAPITALIZATION

          The following table sets forth the short term debt and capitalization of the Company as of June 30, 1997 (i) on an actual basis, (ii) on a pro forma basis to reflect proceeds from the issuance of $13.625 million of demand notes payable from Principal Stockholders, subsequent to June 30, 1997, and (iii) as adjusted giving effect to the exercise of 30,455,714 Rights of which 19,842,498 Rights are anticipated to be exercised by Principal Stockholders upon the conversion of $9,921,249 in demand notes due to the Principal Stockholders (in lieu of paying the Subscription Price for the exercise of their Rights pursuant to the Basic Subscription Privilege) and 10,613,216 Rights which may be exercised by stockholders, other than the Principal Stockholders, pursuant to their Basic Subscription Privilege.

                                                June 30, 1997
                                         Actual    Pro Forma  As Adjusted
Short term debt, including
 current portion of capital
 lease obligations/1/                $7,864,355  $21,489,355 $11,568,106

Capital lease obligations,
 less current portion/2/                 $1,913       $1,913      $1,913

Stockholders'  deficit:
 Preferred Stock, $.001
   par value; 1,000,000
   shares authorized; no
   shares issued and
   outstanding, actual,
   pro forma and as adjusted               ____         ____        ____

 Common Stock, $.001 par
   value; 50,000,000 shares
   authorized; 15,220,514 shares
   issued and outstanding, actual
   and pro forma; 45,676,228
   shares issued and outstanding,
   as adjusted/3/                        15,220       15,220      45,676

 Additional paid-in
   capital/1/                        42,238,403   42,238,403  57,335,804
 Accumulated deficit                (56,459,371) (56,459,371)(56,459,371)
 Deferred stock
  compensation                          (68,748)     (68,748)    (68,748)
   Total stockholders'
     equity (deficit)               (14,274,496) (14,274,496)    853,361
   Total capitalization            $(14,272,583)$(14,272,583)   $855,274

/1/ See Notes 3, 4 and 5 of Notes to the Financial Statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
/2/ See Note 10 of Notes to the Financial Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.
/3/ Excludes: (i) 1,107,227 shares of Common Stock subject to outstanding options, of which 172,571 were exercisable as of June 30, 1997 at a weighted average exercise price of $2.00 per share, and (ii) 20,356,044 shares of Common Stock subject to outstanding warrants of which 17,330,580 were exercisable as of June 30, 1997 at a weighted average exercise price of $2.45 per share. Does not give effect to the exercise of options exercisable into 7,343 shares of
     Common Stock.   See "Management   Stock Option Plan" and
     "Description of Capital Stock   Warrants."

                       THE RIGHTS OFFERING

THE RIGHTS

     The Company is distributing nontransferable Rights, at no
cost, to Holders of record as of the Record Date.   Each Holder
will receive two Rights for each share of Common Stock held on the Record Date. Each Right entitles the Holder thereof to subscribe for and purchase one share of Common Stock, the ("Basic Subscription Privilege") for a price of $0.50 per share (the "Subscription Price"). On October 21, 1997 the closing sales price for the Common Stock on the OTC Bulletin Board was $0.5625. The Expiration Date will be extended a reasonable period of time (at least ten (10) days) if the Company files an amendment to its registration statement relating to the Rights Offering which includes a material change in the Rights Offering. There can be no assurance that shares of the Common Stock will trade at prices
above the Subscription Price.  See "Risk Factors   Market
Considerations."

     The Rights are nontransferable by a Holder.

     All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the exercise of Rights are the responsibility of the holder of the Rights and none of such commissions, fees or expenses shall be paid by the Company.

METHOD OF OFFERING

     The Rights Offering is being made directly by the Company. The Company will pay no underwriting discounts or commissions, finders fees or other remuneration in connection with any distribution of the Rights or sales of the shares of Common Stock offered hereby, other than the fees paid to UMB Bank, N.A., as Subscription Agent. The Company estimates that the expenses of the Rights Offering will total approximately $100,000.

EXPIRATION DATE

     The Rights will expire at 4:00 p.m. Kansas City, Missouri Time, on December 5, 1997, unless extended by the Company as provided herein (the "Expiration Date"). On and after the Expiration Date, all unexercised Rights will be null and void. The Company will notify stockholders of any extension of the Expiration Date of the Rights Offering through the issuance of a press release indicating such extension. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after 4:00 p.m. Kansas City, Missouri Time, on the Expiration Date, regardless of when the documents relating to such exercise were transmitted, except when timely transmitted pursuant to the Guaranteed Delivery Procedures described below. The Expiration Date will not be extended beyond December 31, 1997 (the "Termination Date").

BASIC SUBSCRIPTION PRIVILEGE; OVERSUBSCRIPTION PRIVILEGE

     The Subscription Privilege entitles the Holder of each Right the right to receive, upon payment of the Subscription Price, one share of Common Stock. No interest will be paid on funds delivered in payment of Subscription Price. If any shares of Common Stock offered hereby are not purchased pursuant to the Basic Subscription Privilege (such shares, in aggregate, are sometimes hereinafter referred to as the "Excess Shares"), any Holder purchasing all of the shares of Common Stock available to it pursuant to the Basic Subscription Privilege may purchase the number of Excess Shares specified by the Holders in the Subscription Documents subject to proration (the "Oversubscription Privilege"). Certificates representing shares of the Common Stock purchased pursuant to the Basic Subscription Privilege will be mailed as soon as practicable after the Expiration Date and after the subscriptions have been received by the Subscription Agent and accepted by the Company to Holders not participating in the Oversubscription Privilege. Certificates for shares of Common Stock issuable upon exercise of the Basic Subscription Privilege and Oversubscription Privilege will be mailed as soon as practicable after the Expiration Date. If a proration, which proration shall be based upon the number of shares held by the Holder on the Record Date, of the Excess Shares results in a Holder's receiving fewer shares of Common Stock than the Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder as the Subscription Price for shares not issued will be returned by mail to Holders as soon as practicable after the Expiration Date, without interest or deduction.

     The Company will notify a Holder exercising the Oversubscription Privilege promptly after the Expiration Date of the number of Excess Share available to such Holder for oversubscription. If a proration of the Excess Shares results in a Holder's receiving fewer shares of Common Stock than the Holder subscribed for pursuant to the Oversubscription Privilege, then the excess funds paid by that Holder as the Subscription Price for shares of Common Stock not issued will be returned by mail to Holders as soon as practicable after the Expiration Date, without interest or deduction.

     In order to exercise the Oversubscription Privilege, banks, brokers and other nominee Holders who exercise the Oversubscription Privilege on behalf of beneficial owners of Rights will be required to certify (a "Nominee Holder Certification") to the Subscription Agent and the Company the number of shares held on the Record Date on behalf of each such beneficial owner of Rights, the number of Rights as to which the Basic Subscription Privilege has been exercised on behalf of each such beneficial owner, that each such beneficial owner's Basic Subscription Privilege held in the same capacity has been exercised in full and the number of shares of Common Stock subscribed for pursuant to the Oversubscription Privilege by each such beneficial owner, and to record certain other information received from each such beneficial owner.

EXERCISE OF RIGHTS

     Rights may be exercised by delivering for receipt by the Subscription Agent, on or prior to the Expiration Date, the properly completed and executed Subscription Documents evidencing those Rights with any required signature guarantees, together with payment in full of the Subscription Price for each share of the Common Stock subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege. In the case of a subscription by the Principal Stockholders, payment of the Subscription Price may be made through the relief and discharge by them of a like amount of indebtedness under outstanding demand notes of the Company. All other subscribing stockholders must make payment of the subscription price by (a) check or bank draft drawn upon a U.S. bank or postal, telegraphic, or express money order payable to UMB Bank, N.A., as Subscription Agent, or (b) wire transfer of available funds to the account maintained by the Subscription Agent for such purpose at UMB Bank, N.A., Kansas City, MO, ABA No. 101000695, Credit Trust Account Number 9800006823. Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (i) clearance of any uncertified check, (ii) receipt of available funds by the Subscription Agent of any certified check or bank draft drawn upon a U.S. bank or any postal, telegraphic or express money order, (iii) receipt of available funds in the Subscription Agent's account designated above, or (iv) in the case of a subscription by the Principal Stockholders, receipt of written certification of the Company to the effect that indebtedness under outstanding demand notes of the Company has been discharged by the Principal Stockholders in the amount equal to the Subscription Price payable with respect to the Rights being exercised by the Principal Stockholders. HOLDERS WISHING TO PAY BY UNCERTIFIED PERSONAL CHECK SHOULD NOTE THAT SUCH A CHECK MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR AND SHOULD TRANSMIT THE CHECK SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ENSURE THAT IT IS RECEIVED AND CLEARS BY SUCH DATE OR CONSIDER PAYMENT BY MEANS OF CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     The address to which the Subscription Documents and payment of the Subscription Price should be delivered are:

     By Mail, hand or:   UMB Bank, N.A., as Subscription Agent
     Overnight           Corporate Trust Department
                         928 Grand Avenue
                         Kansas City, Missouri 64106


If a Rights holder wishes to exercise Rights, but time will not permit such holder to cause the Subscription Documents evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

          (i) such holder has caused payment in full of the Subscription Price for each share of the Common Stock being subscribed for pursuant to the Basic Subscription Privilege and Oversubscription Privilege to be received (in the manner set forth above) by the Subscription Agent on or prior to the Expiration Date;

          (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guarantee notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of Vanguard Airlines, Inc. Subscription Cards (the "Instructions") distributed with the Subscription Documents and this Prospectus, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealer, Inc. (the "NASD"), or from a commercial bank or trust company having an office or correspondent in the United
     States (each, an "Eligible Institution"), stating the name of the exercising Rights holder, the number of Rights represented by the Subscription Documents held by such exercising Rights holder, the number of shares of the Common Stock being subscribed for pursuant to the Basic
     Subscription Privilege and Oversubscription Privilege, and guaranteeing the delivery to the Subscription Agent of any Subscription Documents evidencing such Rights within three business days following the date of the Notice of Guaranteed Delivery; and

          (iii) the properly completed Subscription Documents evidencing the Rights being exercised, with any required signatures guaranteed, are received by the Subscription Agent within three business days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Documents at the addresses set forth above. Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Company.

     Funds received in payment of the Subscription Price for shares of Common Stock subscribed for pursuant to the Rights will be held in a segregated account by pending issuance of such shares.

     Unless a Subscription Document (i) provides that the shares of the Common Stock to be issued pursuant to the exercise of Rights represented thereby are to be delivered to the record holder of such Rights or (ii) is submitted for the account of an Eligible Institution, signatures on such Subscription Document must be guaranteed by an Eligible Guarantor Institution which is a member of or a participant in a signature guarantee program as defined by SEC Rule 17Ad-15 (17CFR 240.17Ad-15) acceptable to the Subscription Agent.

     Holders who hold shares of the Common Stock for the account of others, such as brokers, trustees or depositaries for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owners' intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record holder of such Right should complete Subscription Cards and submit them to the Subscription Agent with the proper payment.

     The instructions accompanying the Subscription Cards should be read carefully and followed in detail. DO NOT SEND
SUBSCRIPTION DOCUMENTS TO THE COMPANY.

     THE METHOD OF DELIVERY OF SUBSCRIPTION DOCUMENTS AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF HOLDERS, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH SUBSCRIPTION DOCUMENTS AND PAYMENTS ARE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, YOU ARE STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OR CERTIFIED OR CASHIER'S CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.

     All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company in its sole discretion may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion. Neither the Company nor the Subscription Agent will be under any duty to give notification of any defect or irregularity in connection with the submission of Subscription Cards or incur any liability for failure to give notification.

     The Company will pay the fees and expenses of the Subscription Agent.

FOREIGN AND CERTAIN OTHER STOCKHOLDERS

     Subscription cards will not be mailed to holders whose addresses are outside the United States or who have an APO or FPO address, but will be held by the Subscription Agent for their account. To exercise such Rights, such holders must deliver the necessary Subscription Documents and payment for receipt by the Subscription Agent on or prior to the Expiration Date.

NO REVOCATION

     ONCE A HOLDER OF RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE, SUCH EXERCISE MAY NOT BE REVOKED UNLESS THE COMPANY FILES A POST-EFFECTIVE AMENDMENT TO ITS REGISTRATION STATEMENT RELATED TO THE RIGHTS OFFERING THAT INCLUDES A MATERIAL AMENDMENT. IN WHICH CASE A HOLDER WILL HAVE A REASONABLE PERIOD OF TIME (AT LEAST TEN (10)
DAYS) TO EVALUATE THE MATERIAL AMENDMENT AND TO REVOKE THE EXERCISE OF THEIR RIGHTS, IF DESIRED.

CONDITIONS TO THE RIGHTS OFFERING

     The issuance of shares pursuant to the exercise of the Rights is subject to the absence of any suit or other action seeking to enjoin the Rights Offering.

AMENDMENT, EXTENSION AND TERMINATION

     The Company may amend, extend or terminate the Rights Offering at any time prior to the Expiration Date or thereafter at the Board of Directors' discretion or if the conditions to the
Rights Offering have not been satisfied.   It is not anticipated
that there will be any changes in the terms of the Rights Offering. The Company will not terminate the Rights Offering unless a suit or other action seeking to enjoin the Rights Offering is filed. The Company will issue a press release with respect to any amendment, extension or termination of the Rights Offering.

SHARES OF THE COMMON STOCK OUTSTANDING AFTER THE RIGHTS OFFERING

     Assuming the issuance of all of the shares offered hereby, 30,455,714 shares of the Common Stock will be issued in connection with the Rights Offering. Based on the 15,227,857 shares of Common Stock outstanding as of the Record Date, the issuance of all of the shares offered pursuant to the Rights Offering would result (on a pro forma basis as of such date) in a 200% increase in the number of outstanding shares of Common Stock to 45,683,571 shares of Common Stock issued and outstanding. Assuming the issuance of 20,000,000 of the shares offered hereby, representing the approximate number of shares that would be issued to the Principal Stockholders upon the tender of demand notes in lieu of paying the Subscription Price for the exercise of their Rights pursuant to the Basic Subscription Privilege, the issuance of such shares would result (on a pro forma basis as of the Record Date) in a 131% increase in the number of outstanding shares of Common Stock to 35,227,857 shares of Common Stock issued and outstanding.

FEDERAL INCOME TAX CONSEQUENCES

      The following summary of federal income tax consequences is based upon the Internal Revenue Code of 1986, as amended to date (the "Code"), the regulations promulgated or proposed thereunder, the position of the Internal Revenue Service (the "Service") set forth in published revenue rulings, revenue procedures and other announcements and court decisions as in effect on the date of this Prospectus. No assurance can be given that future legislative or administrative actions or decisions will not result in changes in the law which would result in significant modifications to the following discussion. The following summary does not discuss all aspects of federal income taxation that may be relevant to a particular investor or to certain types of investors subject to special treatment under the federal income tax laws (for example, and without limitation, banks, dealers in securities, life insurance companies, tax exemption organizations and foreign taxpayers), and does not discuss any aspect of state, local or foreign tax laws. However, the following information includes the material tax consequences to holders who will hold the Rights, and any shares of Common Stock received thereafter upon exercise, as capital assets. The following discussion is limited to holders who will hold the Rights, and any shares of the Common Stock received therefor upon exercise of, as capital assets.

     Receipt of Rights. Pursuant to Section 305(a) of the Code, a Holder should not recognize income for federal income tax purposes by reason of the receipt of a Right, and the Company intends to so treat the distribution of Rights as a nontaxable distribution.

     Basis and Holding Period of the Rights. A Holder's basis in the Rights received by such holder of Common Stock as a distribution with respect of such Holder's shares of Common Stock will be zero, unless either (i) the fair market value of the Rights on the date of issuance is 15% or more of the fair market value (on the date of issuance) of the shares of the Common Stock with respect to which they are received or (ii) the holder of Common Stock elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate part of the basis of such shares of the Common Stock to the Rights. If the conditions set forth in either (i) or (ii) above are satisfied, then upon exercise of the Rights or sale (if the terms of the Rights are changed to allow any such sale) of the Rights, the Holder's basis in such shares of Common Stock will be allocated between the shares of Common Stock and the Rights in proportion to the fair market values of each on the date of issuance. The holding period of the Rights received by a holder as a distribution on such holder's shares of the Common Stock will include the holder's holding period (as of the date of issuance) for the shares of the Common Stock with respect to which Rights were issued.

     Lapse of Rights. Holders of shares of the Common Stock who allow the Rights received by them at the issuance to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the shares of the Common Stock, owned by such Holders of the Rights.

     Exercise of the Rights; Basis and Holding Period of Shares of Common Stock. Holders of the Rights will not recognize any gain or loss upon the exercise of such Rights. The basis of the shares of the Common Stock acquired through exercise of the Rights generally will be equal to the sum of the Subscription Price paid therefor and the holder's basis in such Rights (if any). The holding period for the shares of the Common Stock acquired through exercise of the Rights will begin on the date such Rights are exercised.

     Disposition of Common Stock. The sale or other disposition of Common Stock acquired on exercise of a Right will result in the recognition of gain or loss by the Holder of such Common Stock in an amount equal to the difference between the amount realized and the Holder's adjusted tax basis in the Common Stock. Gain or loss will be capital gain or loss if the Common Stock was held as a capital asset. Capital gain may be subject to more favorable federal income tax rates than the rates applicable to ordinary income if the holding period on the capital asset is either (i) greater than twelve months and is not more than eighteen months or (ii) more than eighteen months. The holding period of shares of Common Stock acquired by exercise of the Rights commences on the date such Rights are exercised.

     EACH HOLDER OF RIGHTS AND COMMON STOCK SHOULD CONSULT WITH
     HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX
     CONSEQUENCES OF ACQUISITION, OWNERSHIP AND DISPOSITION OF
     THE RIGHTS AND COMMON STOCK, INCLUDING THE APPLICABILITY AND
     EFFECT OF STATE, LOCAL, FOREIGN AND INCOME TAX LAWS.

INFORMATION AVAILABLE

     Any questions or requests for assistance concerning the method of exercising Rights or additional copies of the Prospectus, the Subscription Documents the Instructions or the Notice of Guaranteed Delivery may be directed to the Company at the telephone number and address below.

                    Vanguard Airlines, Inc.
                    Attention: Rights Offering Department
                    7000 Squibb Road, Third Floor
                    Mission, KS 66202
                    (913) 789-1388

STATE SECURITIES LAWS

     The Rights Offering is not being made in any state or other jurisdiction in which it is unlawful to do so, nor is the Company selling or accepting any offers to purchase any shares of the Common Stock from Rights holders who are residents of any such state or other jurisdiction. The Company, if it so determines in its sole discretion, may decline to make modifications to the terms of the Rights Offering requested by certain states or other jurisdictions or to qualify the Common Stock in any state or other jurisdiction, in which event Rights holders resident in those states or jurisdictions will not be eligible to participate in the Rights Offering.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
               CONDITION AND RESULTS OF OPERATIONS

     Vanguard is a low-fare airline offering convenient scheduled jet service primarily from its hub in Kansas City catering to both business and leisure travelers. The Company serves markets with a high volume of passenger traffic and with limited or no low-fare air service. The Company currently operates eight leased Boeing 737-200 jet aircraft. The Company currently operates 48 daily weekday flights between Kansas City and Atlanta, Chicago-Midway, Dallas/Fort Worth, Denver, Minneapolis/St. Paul, San Francisco, and New York City-JFK. The Company also operates four flights per day between Minneapolis/St. Paul and Chicago-Midway. In September 1997, the Company signed letters of intent to lease two additional Boeing 737-200 jet aircraft. The Company anticipates delivery of its ninth and tenth aircraft in December 1997. The Company also provides limited charter services. The Company to date has not operated profitably during a quarterly reporting period. See "Business."

     The Company's operating revenues are derived principally from the sale of airline services to passengers and are recognized when transportation is provided. Total operating revenues are primarily a function of fare levels and the number of seats sold per flight. The Company's business is characterized, as is true for the airline industry generally, by high fixed costs relative to operating revenues, and low profit margins. The Company's principal business strategy is to provide airline services in established markets out of Kansas City that are not serviced by other low fare airlines.

     The primary factors expected to affect the Company's future operating revenues are the Company's ability to offer and maintain competitive fares, the reaction of existing competitors to the commencement of operations by the Company in a particular market (including changes in their fare structure and schedule), the possible entry of other low-fare airlines into the Company's current and future markets, the effectiveness of the Company's marketing efforts, the occurrence of events involving other low-cost carriers, passengers' perceptions regarding the safety of low-cost carriers and general economic conditions. The Company's costs are affected by fluctuations in the price of jet fuel, scheduled and unscheduled aircraft maintenance expenses, labor costs, the level of government regulation, fees charged by independent contractors for services provided and rent for gates and other facilities. The Company has a limited history of operations and since its inception on April 25, 1994 has experienced significant losses. As of June 30, 1997, the Company had an accumulated deficit of $56.5 million and stockholders' deficit of $14.3 million. As a result of its limited operating history, together with the uncertainty in the airline industry generally, management is unable to predict the future operating results of the Company.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED TO THE SIX MONTHS ENDED
JUNE 30, 1996

     OPERATING REVENUES

     Total operating revenues increased approximately 24% from approximately $34.8 million for the first six months of 1996 to approximately $43.1 million for the first six months of 1997. This increase was primarily attributable to an increase in the number of daily flights and the number of passengers on those flights offset by the drop in passenger yield per revenue passenger mile. During the first six months of 1996, the Company averaged 42 flights per day which increased to 54 flights per day during the first six months of 1997. The Company began flying a new route structure on December 21, 1996, which included the initiation of services from Kansas City to Atlanta, Ft. Meyers, Las Vegas, Miami, Orlando and Tampa/St. Petersburg as well as non-stop service between Chicago and Kansas City. This route restructuring refocused the Company's strategy by creating a Kansas City hub. ASMs increased approximately 38%, from approximately 516 million during the first six months ended of 1996 to approximately 714 million during the first six months of 1997. RPMs increased approximately 27% from approximately 338 million during the first six months of 1996 to approximately 430 million during the first six months of 1997. The increase in ASMs was primarily attributable to an increase in the number of daily flights and the addition of destinations with greater flight lengths. The increase in RPMs was primarily attributable to an increase in the number of daily flights, the number of passengers on those additional flights and the addition of destinations with greater flight lengths. Load factor decreased from approximately 66% for the first six months of 1996 to approximately 60% for the first six months of 1997. This decrease was primarily the result of a 38% increase in capacity and the addition of destinations with greater flight lengths while experiencing only a 7% increase in the number of passengers.

     Passenger yield per RPM decreased approximately 3% from approximately 9.8 cents for the first six months of 1996 to approximately 9.5 cents for the first six months of 1997. The Company had to discount fares to stimulate travel in a number of the new markets that were introduced in conjunction with the Company's major route restructuring in December 1996.  In addition, with the initiation of the new route structure, the Company's average stage length increased to 596 miles from 502 miles during the first six months of 1997 compared to the first six months of
1996.   The Company offered promotional fares on its new city
pairs throughout the first six months of 1997, which routes accounted for approximately 32% of the system wide ASMs during this period. During 1996 and 1997, the Company attempted to increase fares in selected markets in order to improve passenger yield. The Company cannot predict future fare levels, which depend to a substantial extent on actions of competitors and the Company's ability to deliver a reliable product. When sale prices or other price changes have been made by competitors in the Company's markets, the Company believes that it must, in most cases, match these competitive fares in order to maintain its market share. The Company believes that the negative impact of entering new markets and the use of discounted fares should decrease as the Company increases its overall revenue base and customer awareness.

     The Company also generates operating revenues as a result of service charges from passengers who change flight reservations. For a period of 90 days (180 days as of March 24, 1997) after the flight date, the customer may use the value of the unused reservation for transportation, less a $50 ($25 through October 1996) service charge. These operating revenues were approximately $1.1 million (approximately 3.25% of operating revenue) and approximately $1.7 million (approximately 3.85% of operating revenues) in the six months ended June 30, 1996 and the six months ended June 30, 1997, respectively.

     OPERATING EXPENSES

     Expenses are generally categorized as related to flying operations, aircraft fuel, maintenance, passenger service, aircraft and traffic servicing, promotion and sales, general and administrative, depreciation and amortization and other expense, including interest expense and amortization of deferred debt issuance costs. The following table sets forth the percentage of total operating revenues represented by these expense categories as well as certain other selected financial data.

                              SIX MONTHS ENDED JUNE 30,
                              1996                1997

                         PERCENT   CENTS     PERCENT       CENTS
                            OF      PER         OF          PER
                         REVENUES   ASM      REVENUES       ASM

Total operating
  revenues               100.0%    6.75 cents  100.0%     6.05 cents
Operating expenses:
 Flying operations        23.8%    1.61 cents   21.5%     1.30 cents
 Aircraft fuel            20.7     1.39         23.4      1.42
 Maintenance              18.8     1.27         23.1      1.40
 Passenger service         8.8      .59          9.0       .54
 Aircraft and traffic
  servicing               21.9     1.48         20.6      1.24
 Promotion and sales      21.2     1.43         26.5      1.60
 General and
  administration           5.2      .35          5.9       .36
 Depreciation and
  amortization             2.0      .14          2.4       .14
Total operating expenses 122.4     8.26        132.4      8.00
Total other income
 (expense), net            0.0      .00         (2.6)     (.16)
Net loss                 (22.4%)  (1.51 cents) (35.0%)   (2.11 cents)


     Flying operations expenses include aircraft lease expense, compensation of pilots, expenses related to flight dispatch and flight operations administration, hull insurance and all other expenses related directly to the operation of the aircraft other than aircraft fuel and maintenance expenses. Flying operations expenses increased approximately 12% from approximately $8.3 million (approximately 24% of operating revenues) for the first six months of 1996 to approximately $9.3 million (approximately
22% of operating revenues) for the first six months of 1997.
This increase was primarily attributable to the increase in the number of departures and the increase in the number of aircraft.
The number of departures increased approximately 20% from 8,168 for the first six months of 1996 to 9,838 for the first six months of 1997. In addition, the Company leased three additional jet aircraft in late 1995 and early 1996, two of which were newer, more advanced Boeing 737-300 jet aircraft which have a larger capacity and substantially higher lease and insurance costs. Flying operations expenses decreased as a percentage of operating revenue as a result of the increase in flying and revenue generated from the Company's fleet, especially the 737-300 jet aircraft, during the first six months of 1997 versus the same period in 1996.

     Aircraft fuel expenses include the direct cost of fuel, taxes and the costs of delivering fuel into the aircraft. Aircraft fuel cost increased approximately 40% from approximately $7.2 million (approximately 21% of operating revenues) for the first six months of 1996 to approximately $10.1 million (approximately 23% of operating revenues) for the first six months of 1997. Higher fuel expense is directly related to the increase in ASMs flown by the Company and increased cost per
gallon in the first six months of 1997 versus 1996.   Fuel cost
per ASM increased 0.3 cents or 2% from 1.39 cents in the first six months of 1996 to 1.42 cents in the first six months of 1997 primarily due to an increase in average fuel price per gallon. Specifically, the average price increased from $0.74 per gallon (including taxes and into-plane costs) in the first six months of 1996 to $0.77 per gallon in the first six months of 1997, a 4% increase. The Company will continue to seek to pass on significant fuel cost increases to the Company's customers through fare increases as permitted by then current market conditions; however, there can be no assurance that the Company will be successful in passing on these increased costs.

     Maintenance expenses include all maintenance-related labor, parts, supplies and other expenses related to the upkeep of aircraft. Maintenance expenses increased approximately 52% from approximately $6.5 million (approximately 19% of operating revenues) for the first six months of 1996 to approximately
$10.0 million (23% of operating revenues) for the first six months of 1997. This increase was primarily due to the increase in block hours and cycles flown. In addition, during the later part of 1996 and 1997, the Company incurred charges related to certain Boeing 737-200 jet aircraft that were in excess of what traditionally had been accrued by the Company for major scheduled airframe, engine and landing gear maintenance checks. The Company attributes the increase in costs associated with major scheduled airframe, engine and landing gear maintenance checks to the following: a change in the vendors providing the major scheduled overhaul services; the lack of available overhauled/used engine and landing gear replacement parts; and the funding of nonroutine airframe repairs not normally experienced during major scheduled airframe overhauls. As a result, in the fourth quarter of 1996 and again in the second quarter of 1997, the Company increased the monthly maintenance provisions for major scheduled maintenance checks. In the second quarter of 1997, the Company also provided for the under accrual of completed major maintenance checks. The Company deposits funds with its aircraft lessors to cover a portion of or all of the cost of its future major scheduled maintenance. The costs of routine aircraft and engine maintenance are charged to maintenance expense as incurred. Additionally, the Company significantly increased the capacity of its in-house maintenance department subsequent to January 1, 1997. The Company's maintenance administration function expanded by eight employees to insure compliance with all FAA and DOT regulations and requirements. The Company also increased line maintenance personnel by twelve employees including the introduction of maintenance operations at the Chicago-Midway and Minneapolis/St. Paul airports.

     Passenger service expenses include flight attendant wages and benefits, in-flight service, flight attendant training, uniforms and overnight expenses, inconvenience passenger charges and passenger liability insurance. Passenger service expenses increased approximately 26% from approximately $3.1 million (approximately 9% of operating revenues) for the first six months of 1996 to approximately $3.9 million (approximately 9% of operating revenues) for the first six months of 1997. This increase was primarily due to the 38% increase in ASMs and the 27% increase in RPMs. Passenger service expenses per ASM decreased approximately 8% from approximately .59 cents for the first six months of 1996 to .54 cents for the first six months of 1997. This decrease per ASM is primarily due to the addition of destinations with greater flight lengths in the period from June 30, 1996 to June 30, 1997. The average stage length increased 19% from 502 miles in the first six months of 1996 to 596 miles in the first six months of 1997.

     Aircraft and traffic servicing expenses include all expenses incurred at the airports for handling aircraft, passengers and mail, landing fees, facilities rent, station labor and ground handling expenses. Aircraft and traffic servicing expenses increased approximately 17% from approximately $7.6 million (approximately 22% of operating revenues) in the first six months of 1996 to approximately $8.9 million (approximately 21% of operating revenues) in the first six months of 1997. This increase was primarily due to an increase in the number of cities served and an increase in the number of departures. Departures increased approximately 20% from 8,168 during the first six months of 1996 to 9,838 during the first six months of 1997. The decrease in aircraft and traffic servicing as a percentage of operating revenues was primarily attributable to station personnel cost, landing fees and other traffic servicing costs not rising in proportion to the increases in the number of passengers and RPMs between the first six months of 1997 and the first six months of 1996. The decrease of .24 cents per ASM was primarily due to the 19% increase in average stage length from 502 miles to 596 miles in the first six months of 1996 and 1997, respectively.

     Promotion and sales expenses include the costs of the reservations functions, including all wages and benefits for reservations, rent, electricity, communication charges, credit card fees, travel agency commissions, advertising expenses and wages and benefits for the marketing department. Promotion and sales expenses increased approximately 56% from approximately $7.4 million (approximately 21% of operating revenues) in the first six months of 1996 to approximately $11.5 million (approximately 27% of operating revenues) in the first six months of 1997. This increase was primarily the result of an increase in cities served, reflecting the Company's practice to increase advertising when new cities are introduced in order to create brand awareness in addition to the Company's strategy to increase spending on advertising programs in existing cities. The Company incurred significant increases in late 1996 and early 1997 promoting its major route restructuring, which created a hub in Kansas City. In addition, the Company's reservation operations expanded in May 1996 with the opening of a new reservation center in Lawrence, Kansas. The average promotion and sales cost per passenger increased $4.95 or 45% from $10.93 in the first six months of 1996 to $15.88 in the first six months of 1997.

     General and administrative expenses include the wages and benefits for the Company's corporate employees and various other administrative personnel, the costs for office supplies, office rent, legal, accounting, insurance, and other miscellaneous expenses. General and administrative expenses increased approximately $748,000 from approximately $1.8 million (approximately 5% of operating revenues) in the first six months of 1996 to approximately $2.6 million (approximately 6% of operating revenues) in the first six months of 1997. The increase in general and administrative expenses as a percentage of operating revenues and on a per ASM basis in 1997 was primarily attributable to the increase in administrative personnel in the Company's accounting, MIS and legal departments as well as initiation of directors and officers insurance coverage.

     Depreciation and amortization expenses include depreciation and amortization of aircraft modifications, ground equipment and leasehold improvements, but does not include any amortization of start-up and route development costs as all of these costs are expensed as incurred. Depreciation and amortization expense increased approximately 43% from approximately $709,000 (approximately 2% of operating revenues) in the first six months of 1996 to approximately $1.0 million (approximately 2% of operating revenues) in the first six months of 1997. This increase was primarily the result of improvements to new and existing aircraft and gate space at the Kansas City Airport and those costs associated with modifications to the Company's reservation system. In addition, the Company incurred two full quarters of depreciation and amortization charged in the first six months of 1997 on property and equipment added in the first six months of 1996.

     Other income (expense), net consists primarily of debt issuance cost amortization, interest income and interest expense. In connection with the guarantees of the letter of credit and the bank line of credit agreements, each executed in January 1997 as discussed in Notes 5 and 6 of the Company's June 30, 1997 10-Q quarterly filing, the Company issued certain stockholders warrants to purchase shares of common stock at an exercise price of $1.00 per share. Accordingly, the estimated fair value of the warrants issued related to each agreement totaling $3,654,000 during the six months ended June 30,1997 was recorded as deferred debt issuance costs and is being amortized to expense over the terms of the related guarantees. Interest expense increased during the first six months of 1997, as a result of borrowings against the line of credit and the addition of demand notes payable to related parties during the first six months of 1997.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER
31, 1995

     OPERATING REVENUES

     Total operating revenues increased approximately 89.7% from approximately $36.2 million for the year ended December 31, 1995 to approximately $68.6 million for the year ended December 31, 1996. This increase was primarily attributable to an increase in the number of daily flights and the number of passengers on those flights, off-set by the drop in passenger yield per revenue passenger mile. At December 31, 1995, the Company operated 44 daily weekday flights with seven aircraft and during 1995 added service to Dallas/Fort Worth, Milwaukee, Wichita, Des Moines, Minneapolis/St. Paul, Chicago-Midway and San Francisco. Service
to Milwaukee terminated in March 1995. At December 31, 1996, the Company operated 63 daily flights with eight aircraft, having added service to Los Angeles, Cincinnati, Seattle, Phoenix, Atlanta, Fort Myers, Las Vegas, Miami, Orlando and Tampa during the year.  Service to Salt Lake City, Cincinnati, Seattle and
Phoenix terminated in November and December of 1996.   Total ASMs
increased approximately 93.8%, from approximately 562.3 million during the year ended December 31, 1995 to approximately 1,090.1 million during the year ended December 31, 1996. RPMs increased approximately 130.3% from approximately 290.0 million during the year ended December 31, 1995 to approximately 667.8 million during the year ended December 31, 1996. The increase in ASMs was primarily attributable to an increase in the number of jet aircraft in service throughout the year, the number of daily flights and the addition of destinations with greater flight lengths. The increase in RPMs was primarily attributable to an increase in the number of daily flights, an increase in the number of passengers on those flights and the addition of destinations with greater flight lengths. Load factor increased from approximately 51.6% for the year ended December 31, 1995 to approximately 61.3% for the year ended December 31, 1996. This increase was primarily the result of adjustments in capacity to meet market demand, increases and changes in the number of city pairs served, reduced fares, and an increase in market awareness of the Company's services.

     Passenger yield per RPM decreased approximately 17.0% from approximately 11.7 cents for the year ended December 31, 1995 to approximately 9.7 cents for the year ended December 31, 1996.
The Company believes this decrease was partially attributable to the Valujet and Trans World Airlines accidents in May 1996 and July 1996, respectively. During the four week period after each accident, call volume at the Company's reservation center declined substantially. As a result, the Company's revenue/yield management fare system offered customers seats at reduced fares. In other words, the Company had to discount fares to stimulate travel in existing markets during a seasonally strong sales period. The Company's favorable load factors remained unchanged, but at the cost of reduced passenger yields. The expansion of service to new markets also contributed to the decrease in yield experienced by the Company in 1996. The Company also offered promotional fares on its new city pairs throughout the year ended December 31, 1996, and these new routes accounted for approximately 48% of the system-wide RPMs during 1996. The Company terminated service in late 1996 to three cities in which the Company had offered promotional fares. During 1996, the Company attempted to increase fares in mature markets in order to improve passenger yield. The Company can not predict future fare levels, which depend to a substantial extent on actions of competitors. When the sale prices or other price changes have been made by competitors in the Company's markets, the Company believes that it must, in most cases, match these competitive fares in order to maintain its market share. The Company believes that the negative impact of entering new markets and the use of discounted fares should decrease as the Company increases its overall revenue base and customer awareness. The factors which decreased yield were offset by the increase yield in the first half of 1996 as a result of the absence of the 10% passenger ticket tax. The benefit received by the Company from the expiration of the ticket tax cannot precisely be determined. The ticket tax was reinstated in August 1996, the tax lapsed again as of December 31, 1996, and was reinstated by Congress as of March 7, 1997.

     The Company also generates operating revenues as a result of service charges from passengers who change flight reservations. For a period of 90 days (180 days as of March 24, 1997) after the flight date, the customer may use the value of the unused reservation for transportation, less a $50 ($25 through October
1996) service charge. These operating revenues were approximately $697,000 (approximately 1.9% of total operating revenue) and approximately $2.1 million (approximately 3.1% of total operating revenues) in the year ended December 31, 1995 and the year ended December 31, 1996, respectively. The increase in cancellation and change fee revenue as a percent of passenger revenue was primarily attributable to the increase in the number of daily flights and the number of passengers. The Company began carrying mail for the United States Postal Service during the first quarter of 1995. Mail revenue increased approximately 93.0% from approximately $484,000 in the year ended December 31, 1995 to approximately $933,000 in the year ended December 31, 1996.

     OPERATING EXPENSES

     Expenses are generally categorized as related to flying operations, aircraft fuel, maintenance, passenger service, aircraft and traffic servicing, promotion and sales, general and administrative, depreciation and amortization and other expense, including interest expense and amortization of deferred debt issuance costs. The following table sets forth the percentage of total operating revenues represented by these expense categories as well as certain other selected financial data.

                              YEAR ENDED DECEMBER 31,
                              1995                1996

                         PERCENT   CENTS     PERCENT       CENTS
                            OF      PER         OF          PER
                         REVENUES   ASM      REVENUES       ASM

Total operating
 revenues                100.0%    6.43 cents  100.0%     6.29 cents
Operating expenses:
 Flying operations        23.8%    1.53 cents   25.2%     1.59 cents
 Aircraft fuel            20.0     1.29         23.3      1.47
 Maintenance              17.8     1.15         23.5      1.48
 Passenger service         8.0      .52          9.1       .57
 Aircraft and traffic
   servicing              27.5     1.77         22.2      1.39
 Promotion and sales      25.6     1.65         22.9      1.44
 General and
  administrative           7.6      .49          6.4       .40
 Depreciation and
  amortization             3.0      .20          2.3       .15
Total operating expenses 133.3     8.60        134.9      8.49
Total other income
 (expense), net            (.4)     .00         (2.7)     (.17)
Net loss                 (33.7%)  (2.17 cents) (37.6%)   (2.37 cents)

     Flying operations expenses include aircraft lease and subservice expense, compensation of pilots, expenses related to flight dispatch and flight operations administration, hull insurance and all other expenses related directly to the operation of the aircraft other than aircraft fuel and maintenance expenses. Flying operations expenses increased approximately 100.9% from approximately $8.6 million (approximately 23.8% of operating revenues) for the year ended December 31, 1995 to approximately $17.3 million (approximately 25.2% of operating revenues) for the year ended December 31, 1996. The number of departures increased approximately 38.7% from 11,809 for the year ended December 31, 1995 to 16,383 for the year ended December 31, 1996. In addition, the Company leased three additional jet aircraft in late 1995 and early 1996, two of which were newer, more advanced Boeing 737-300 jet aircraft which have a larger capacity and substantially higher lease and insurance costs. In connection with the acquisition of the three planes, the Company hired 30 additional pilots and incurred additional pilot training costs for existing and new pilots.

     Aircraft fuel expenses include the direct cost of fuel, taxes and the costs of delivering fuel into the aircraft. Aircraft fuel cost increased approximately 121.6% from approximately $7.2 million (approximately 20.0% of operating revenues) for the year ended December 31, 1995 to approximately $16.0 million (approximately 23.3% of operating revenues) for the year ended December 31, 1996. These fuel expenses represent an increase in the fuel cost per ASM of 0.18 cents or 14.0% from
1.29 cents in the year ended December 31, 1995 to 1.47 cents in the year ended December 31, 1996 primarily due to an increase in fuel price. Specifically, the average price increased from $0.61 per gallon in the year ended December 31, 1995 to $0.79 per gallon in the year ended December 31, 1996. The Company's average cost per gallon during the fourth quarter 1996 of $0.84 declined to $0.79 during the first quarter 1997. Approximately one fourth of the fuel price increase was due to a 4.30 cents federal excise tax on domestic fuel consumption that began October 1, 1995. The Company will continue to seek to pass on significant fuel cost increases to the Company's customers through fare increases as permitted by the then current market conditions, however, there can be no assurance that the Company will be successful in passing on these increased costs.

     Maintenance expenses include all maintenance-related labor, parts, supplies and other expenses related to the upkeep of aircraft. Maintenance expenses increased approximately 149.6% from approximately $6.4 million (approximately 17.8% of operating revenues) for the year ended December 31, 1995 to approximately
$16.1 million (23.5% of operating revenues) for the year ended December 31, 1996. This increase was primarily due to the increase in the fleet size and block hours and cycles flown. For the year ended December 31, 1995, the average fleet size was approximately 5.0 aircraft compared to an average fleet size for the year ended December 31, 1996 of approximately 7.9 aircraft.
In late 1995 and early 1996, the Company leased two Boeing
737-300 jet aircraft, which generally are more costly with respect to major scheduled maintenance. In addition, the Company incurred greater lease pool charges for the significant amount of Boeing 737-300 jet aircraft parts held in stock. During 1996, the Company incurred charges related to certain Boeing 737-200 jet aircraft that were in excess of what traditionally had been accrued by the Company for three scheduled maintenance checks.
The Company also charged approximately $300,000 to maintenance expense in the fourth quarter for the early induction of three aircraft for scheduled maintenance checks in November and December 1996. These scheduled maintenance checks were originally scheduled during the first and second quarters of 1997. This change in the Company's major maintenance schedule corresponded to the major route restructuring completed by the Company in December 1996. The costs of routine aircraft and engine maintenance are charged to maintenance expense as incurred. In addition, the Company accrues the cost of future major scheduled maintenance on a monthly basis. The Company deposits funds with its aircraft lessors to cover a portion of the cost of its future major scheduled maintenance. Finally, the Company significantly increased the capacity of its in-house maintenance department during 1996. The Company's maintenance administration function expanded by eight employees to insure compliance with all FAA and DOT regulations and requirements.
The Company also increased line maintenance personnel by twelve employees including the introduction of maintenance operations at Chicago-Midway and Minneapolis/St. Paul airports.

     Passenger service expenses include flight attendant wages and benefits, in-flight service, flight attendant training, uniforms and overnight expenses and passenger liability insurance. Passenger service expenses increased approximately 115.8% from approximately $2.9 million (approximately 8.0% of operating revenues) for the year ended December 31, 1995 to approximately $6.2 million (approximately 9.1% of operating revenues) for the year ended December 31, 1996. This increase was primarily due to the 38.7% increase in the number of departures and the 61.9% increase in number of passengers carried. Passenger service expenses per ASM increased approximately 11.3% from approximately 0.51 cents for the year ended December 31, 1995 to 0.57 cents for the year ended December 31, 1996. This increase per ASM is primarily due to passenger reaccomodation charges necessitated by frequent schedule changes and restructurings in 1996 and operational inefficiencies.

     Aircraft and traffic servicing expenses include all expenses incurred at the airports for handling aircraft, passengers and mail, landing fees, facilities rent, station labor and ground handling expenses. Aircraft and traffic servicing expenses increased approximately 52.7% from approximately $10.0 million (approximately 27.5% of operating revenues) in the year ended December 31, 1995 to approximately $15.2 million (approximately 22.2% of operating revenues) in the year ended December 31, 1996. This increase was primarily due to an increase in the number of cities served and an increase in the number of departures. Departures increased approximately 38.7% from 11,809 during the year ended December 31, 1995 to 16,383 during the year ended December 31, 1996, and the average cost per departure increased approximately 10.1% from approximately $843 to approximately $927 in the same periods. The increase in cost per departure was primarily attributable to the additional cost associated with providing service to airports with higher operating costs. The decrease in aircraft and traffic servicing as a percentage of operating revenues was primarily attributable to station personnel cost, landing fees and other traffic servicing costs not rising in proportion to the increases in the number of passengers and RPMs between 1995 and 1996. The decrease of 0.38 cents per ASM was primarily due to a 42% increase in average stage length from 372 miles to 530 miles in 1995 and 1996, respectively.

     Promotion and sales expenses include the costs of the reservations function, including all wages and benefits for reservationists, rent, electricity, communication charges, credit card fees, travel agency commissions, advertising expenses and wages and benefits for the marketing department. Promotion and sales expenses increased approximately 69.9% from approximately $9.3 million (approximately 25.6% of operating revenues) in the year ended December 31, 1995 to approximately $15.7 million (approximately 22.9% of operating revenues) in the year ended December 31, 1996. This increase was primarily the result of an increase in cities served, reflecting the Company's practice to increase advertising when new cities are introduced in order to create brand awareness while maintaining stable advertising programs in existing cities. In addition, the Company's reservation operations expanded in May 1996 with the opening of a new reservation center in Lawrence, Kansas. The average promotion and sales cost per passenger increased from $11.88 in the year ended December 31, 1995 to $12.47 in the year ended December 31, 1996. The Company anticipates increased advertising expenses to establish and reinforce its hub operation in Kansas City and to improve brand awareness in its key destination cities in 1997.

     General and administrative expenses include the wages and benefits for the Company's executive and various other administrative personnel, the costs for office supplies, office rent, legal, accounting and other miscellaneous expenses.
General and administrative expenses increased approximately 58.1% from $2.8 million (approximately 7.6% of operating revenues) in the year ended December 31, 1995 to $4.4 million (approximately 6.4% of operating revenues) in the year ended December 31, 1996. The decrease in general and administrative expenses as a percentage of operating revenues and on a per ASM basis was primarily attributable to increased productivity and economies of scale.

     Depreciation and amortization expenses include depreciation and amortization of aircraft modifications, ground equipment and leasehold improvements, but does not include any amortization of start-up and route development costs as all of these costs are expensed as incurred. Depreciation and amortization expense increased approximately 46.1% from approximately $1.1 million
(approximately 3.0% of operating revenues) in the year ended
December 31, 1995 to approximately $1.6 million (approximately
2.3% of operating revenues) in the year ended December 31, 1996.
This increase was primarily the result of improvements to new and existing aircraft and costs associated with modifications of the Company's reservation system, as well a full year of depreciation and amortization charged in 1996 on 1995 additions.

     Other income (expense), net consists primarily of debt issuance cost amortization, interest income and interest expense. In connection with a guarantee of a bank line of credit executed in July 1996, the Company issued certain stockholders (the guarantors) warrants to purchase an aggregate of up to 656,250 shares of common stock at a weighted-average exercise price of $6.65 per share. Accordingly, the estimated fair value of the warrants issued of $1,850,000 was recorded in other current assets as deferred debt issuance costs and was amortized to expense over the term of the line which expired January 1997. Interest income increased during the year ended December 31, 1996, as a result of greater average interest bearing cash balances compared to 1995. Interest expense decreased during the year ended December 31, 1996, as a result of lower average borrowings during the year as compared to 1995.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO PERIOD ENDED
DECEMBER 31, 1994

     The Company began flight operations on December 4, 1994, operating a total of 28 days during the fourth quarter of 1994.
As a result, any comparison of the year 1995 with the 1994 period would not be meaningful.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, the Company has financed its operations and met its capital expenditure requirements primarily with proceeds from private sales of equity securities, the proceeds from its initial public offering of its Common Stock and the issuance of debt. The Company to date has received net proceeds from the sale of its equity securities in the aggregate amount of approximately $36.4 million. In addition, the Company has utilized and continues to utilize current liabilities as an additional source of cash by delaying payments to certain of its creditors. Most of the Company's suppliers currently provide goods, services and operating equipment on open credit terms. If such terms were modified to require immediate cash payments, the Company's cash position and possibly its ability to continue to operate would be materially and adversely affected.

      On January 30, 1997, the Company established a six-month $2.275 million line of credit with Commerce Bank, N.A. (Wichita, KS), all of which is outstanding as of the date of the Prospectus. The Line of Credit is guaranteed by major stockholders of the Company. On August 1, 1997, the Company renewed the line of credit and the guaranties for an additional six months. In consideration for an agreement to guarantee the Company's line of credit for two years, the Company granted warrants to purchase up to 2,275,000 shares of the Company's Common Stock. There can be no assurance that a replacement $2.275 million line of credit will be available on acceptable terms, if at all, prior to its maturity. In the event that the Company is unable to replace or extend the line of credit prior to January 31, 1998, the Company would be required to utilize available cash balances, which would materially adversely affect the Company's then current cash position. There can be no assurance that the Company will have adequate cash resources to pay down the line of credit. See "Certain Transactions."

     On January 17, 1997, one of the Company's major stockholders agreed to establish a two-year $4.0 million letter of credit on behalf of the Company in favor of the Company's credit card processor in order to reduce required restricted cash balances with such processor. On May 7, 1997 major stockholders of the Company agreed to establish a two-year $2.0 million guarantee on behalf of the Company in favor of the Company's credit card processor in order to further reduce required restricted cash balances with such processor to secure its increased exposure due to increased advance ticket sales. In consideration for these agreements, the Company granted warrants to purchase up to 5,030,928 shares of the Company's Common Stock. See "Certain Transactions." The Company anticipates increased requirements with respect to restricted cash balances and there can be no assurance that the Company's principal stockholders will increase the letter of credit or guarantee or that the Company's use of cash from operations to secure the credit card processor will not have a material adverse effect on the Company's liquidity.

     During April through October 23, 1997, the Company borrowed an aggregate $19.1 million from the Principal Stockholders of the Company in the form of unsecured demand notes payable
(collectively, the "Notes"). The proceeds received in connection with these Notes are being used mainly for working capital purposes. The Company has also used proceeds of approximately $800,000 from the Notes to meet a portion of the deposit requirements of its eighth, ninth and tenth aircrafts. In addition, the Company used proceeds from the Notes of approximately $200,000 to purchase software for its new reservation system. Finally, the Company used proceeds from the Notes of approximately $400,000 to upgrade the appearance of its fleet, move certain administrative offices and change its employees uniforms. The Notes accrue interest at 8.0%. The
Company anticipates converting approximately $10.0 million of Notes in connection with the Principal Stockholders exercise of their Rights. There can be no assurance that the Company's Principal Stockholders will continue to provide cash through the issuance of unsecured demand notes payable, or otherwise.

     During the six months ended June 30, 1997, the Company has not generated sufficient passenger ticket sales to provide for its operational cash needs. During the six months ended June 30, 1997, the Company's operating activities resulted in a cash flow deficit of $9.7 million. These cash flow deficits have been funded primarily through the sale of equity securities and debt borrowings, as discussed above. At June 30, 1997, the Company had cash and cash equivalents of approximately $587,000. The Company had a working capital deficit at June 30, 1997 of approximately $25.0 million. These factors raise substantial doubt about the Company's ability to continue as a going concern. Further, the financial statements incorporated by reference herein and the financial information presented herein were prepared assuming the Company will continue as a going concern and, as such, do not include any adjustments that might result from the outcome of this uncertainty.

     The Company estimates that major scheduled maintenance of its existing aircraft fleet through June 1998 will cost approximately $8.0 million, of which $3.8 million will be funded from existing supplemental rent payments recoverable from aircraft lessors. The Company expects to expend approximately $1.1 million on various capital expenditures related to the upgrade of the Company's reservation systems and improvements to existing aircraft. As of September 30, 1997, the Company has entered into signed letters of intent or aircraft operating lease agreements for three additional aircraft. Deposit requirements for these aircraft total $1.1 million. The Company is also pursuing aircraft through operating lease agreements for up to three additional aircraft. Deposit requirements for these aircraft will approximate $1.2 million and such deposit amounts could vary based on age of aircraft, the Company's financial position and the availability of Boeing 737-200 jet aircraft.

     The Company does not anticipate generating sufficient cash flow from operations during the remainder of the third and fourth quarters of 1997. Accordingly, the Company plans to implement certain actions designed to achieve long-term profitablilty, as described below.

     Management's plans to achieve long-term profitability include: the introduction of the Company's revised schedule, the introduction of new markets in December 1997, participation in certain of the airline industry's computerized reservation systems (each a "CRS"), increased focus on the price-sensitive business traveler and pricing strategies to maximize passenger revenue and cost controls. There can be no assurance that their efforts will be successful.

     Whether or not the Company receives any proceeds from the Rights Offering or the Company's strategic plans to achieve long-term profitability are successful, the Company's continued operations are dependent upon the additional financing. Management plans to raise additional capital and secure additional bank financing to fund continued operations. Failure to raise such funds could result in the Company significantly curtailing or ceasing operations. The Company's ability to raise additional cash through equity or debt financings that may be required to continue operations during the remainder of 1997 and early 1998 will likely be dependent upon the Company's success in implementing actions designed to achive long-term profitability, as described above, and its ability to operate at profitable levels during early 1998, as to which there can be no assurance. There can be no assurance that management can provide for the Company's necessary capital requirements or that the Principal Stockholders will continue to provide cash through the issuance of unsecured demand notes payable, or otherwise.

                             BUSINESS

GENERAL

     Vanguard Airlines, Inc. was incorporated in Delaware on April 25, 1994. The Company's principal offices are located at 30 N.W. Rome Circle, Mezzanine Level, Kansas City International Airport, Kansas City, Missouri 64153, and its telephone number is
(816) 243-2100.

     Vanguard is a low-fare airline offering convenient, scheduled jet service primarily from its hub in Kansas City, catering to both business and leisure travelers. The Company serves markets with a high volume of passenger traffic, which have limited or no low-fare air service. The Company currently operates eight leased Boeing 737-200 jet aircraft. The Company provides 48 daily weekday flights between Kansas City and Atlanta, Chicago-Midway, Dallas/Ft. Worth, Denver, Minneapolis/St. Paul, New York City-JFK and San Francisco. The Company also operates four daily flights between Minneapolis/St. Paul and Chicago-Midway. In September 1997, the Company signed letters of intent to lease two additional Boeing 737-200 jet aircraft. The Company anticipates delivery of its ninth and tenth aircraft in December 1997. On December 17, 1997, in connection with the delivery of its ninth and tenth aircraft, the Company intends to initiate (i) non-stop service to Washington D.C.-Dulles Airport from Kansas City, (ii) service between Pittsburgh and Chicago-Midway, (iii) service between Pittsburgh and New York City-JFK, and (iv) service between New York City-JFK and Atlanta. In addition to scheduled passenger service, the Company provides limited charter services.

     The Company commenced operations in December 1994, achieving operating revenues of approximately $36.2 million, $68.6 million and $43.1 million for the years ended December 31, 1995 and December 31, 1996 and for the six months ended June 30, 1997, respectively.

LOW-FARE SERVICE

     The Company's low-fare service is designed to meet the needs of, and stimulate increased demand among, price-sensitive business travelers and leisure travelers. To compete favorably, low-fare airlines must offer services that are price competitive with other airlines in its markets and, particularly with respect to short-haul travelers, are competitive with ground transportation alternatives. The Company typically offers its airline services at fares that are generally substantially lower than fares offered prior to its entry into its markets, especially with respect to reservations that are made within seven days of day of departure. The Company believes its low-fare strategy will continue in light of the Company's cost structure; however, the Company has marginally increased fares in markets that it has been operating for more than one year or where it has strong load factors. The following table sets forth the range of the Company's fares for one-way, non-stop service in its markets as of September 30, 1997:


     BETWEEN                     AND         ONE WAY FARES
                                             FROM       TO
Chicago-Midway............    Minneapolis/
                               St. Paul      $59       $119
Kansas City ..............    Atlanta        $59       $199
Kansas City...............    Chicago-Midway $39       $99
Kansas City ..............    Dallas/
                               Ft. Worth     $59       $149
Kansas City................   Denver         $59       $199
Kansas City...............    Minneapolis/
                               St. Paul      $49       $119
Kansas City ..............    San Francisco  $99       $249
Kansas City ..............    New York-JFK   $99       $249

     The Company has recently upgraded its reservation software which now permits the Company to establish separate fares for through-service that are generally less than the sum of the fares for the component segments. This policy affords the Company the opportunity to price fares for such through-service markets at rates that are appropriate for each specific through-service market. For example, the Company offers the only one-stop low-fare service between Dallas/Ft. Worth and Chicago-Midway and Dallas/Ft. Worth and Minneapolis/St. Paul with fares that range from $64 to $218 in each market. See "--Reservations and Information Systems."

     In October 1997, the Company expects to begin utilizing an enhanced revenue/yield management system that establishes its airfares in all markets. The primary price categories are: (i) 14-day advance, (ii) seven-day advance, (iii) three day advance and (iv) walk-up. Within each primary category, there are smaller fare price increments that are triggered by time remaining to the Company's flight and existing number of reservations on such flights and are tailored to specific conditions in the local market and historical operating data.
The purpose of the yield management system is to achieve and maintain acceptable yield and load factor levels in each market and to monitor pricing of competitors, thereby maximizing revenue per available seat mile.

     In addition to the low fares offered by the Company, none of the Company's fares require minimum or Saturday night stay. Most of the Company's published fares are sold on a non-refundable
basis;   however, the Company anticipates offering certain
refundable fares beginning in the fourth quarter of 1997. Customers who wish to change, or who fail to use a purchased flight reservation may apply the funds toward the purchase of another Vanguard flight for use within 180 days of the scheduled flight date, subject to a $50 service charge. As a result of its non-refundable fare structure, the Company's passengers typically take their designated flights, and the Company believes its "no-show" rate is approximately 4%. Because of its current non-refundable fare structure and low "no-show" rate, it is unnecessary for the Company to over book flights. The Company is reviewing the merits of over booking flights in connection with the implementation of CRSs and the anticipated change to offer refundable tickets for sale. The Company is also evaluating arrangements with certain corporate customers to sell a certain number of fully-refundable tickets at specified price levels. In order to stimulate demand among business travelers, the Company now permits travelers to change flight times on the same day of travel for same fare classes without incurring service charges or fare difference charges.

     The Company's low-fare service is intended to satisfy most of the basic air transportation needs of the Company's targeted customers while establishing the Company's reputation as a reliable airline where customers receive more than they expect from typical low-fare airlines. The Company offers greater leg room in certain rows than typical low-fare airlines and, as of September 1997, offers advance seat assignments. The Company believes that the basic air transportation needs of its targeted customers can be satisfied by providing a limited number of flights per day on most routes, low-fares, a frequent flyer program, in-flight beverages, the ability to make advance reservations and seat assignments. The Company, however, does not offer airport clubs, city ticket offices (except for its city ticket office in Mission, Kansas) or certain other amenities offered by many of its competitors. In addition, the Company does not interline with other domestic jet airlines, which affects, but does not prevent, the Company's ability to reaccommodate its passengers in the event of flight cancellations or delays. While many business travelers select traditional airlines based on the availability of these amenities, the Company believes that there is substantial demand for its low-fare service both from the price-sensitive business travelers and leisure travelers.

ROUTE SYSTEM AND SCHEDULING

     The Company serves primarily medium-haul markets with one to four round-trip flights per day. As of September 30, 1997, the average stage length of the Company's flights was approximately 540 miles. Average stage length represents the scheduled service aircraft miles flown divided by the total number of departures. The Company's original route structure was based on a point to point strategy that focused on short- to medium-haul markets and offered a limited number of flights within the Midwestern and Rocky Mountain regions of the United States.

     Since the Company commenced flying in December 1994, the Company has implemented various modifications to its route structure. In December 1996, the Company launched a new route system by establishing a hub and spoke operation based in Kansas City. During the first quarter of 1997, the Company operated approximately 60 flights per day in Kansas City and provided service to the most non-stop destinations from Kansas City. This schedule included three "red-eye" flights from the west coast (Las Vegas, Los Angeles and San Francisco) as part of its strategy to offer more destinations with the same number of aircraft, thereby increasing aircraft utilization and ASMs.

     Due to poor reliability and financial performance of the hub and spoke schedule implemented in December 1996, in September
1997, the Company began flying a revised schedule that added service to New York-JFK and dropped service to Des Moines, Las
Vegas, Los Angeles, Orlando and Tampa (the "September Schedule").
In the September Schedule, the Company increased its service between (i) Kansas City and Atlanta to three flights per day, from two flights per day, (ii) Kansas City and Dallas to four flights per day, from three flights per day, and (iii) Kansas
City and Chicago-Midway to three flights per day, from two flights per day. The Company also eliminated its "red-eye" routes. By eliminating the "red-eye" flying and increasing turn-times, the Company hopes to increase its reliability and on-time performance. The Company will continue to monitor the effectiveness in delivering a reliable product at acceptable fare levels and make changes as needed. The September Schedule reduced ASMs by approximately 18.8% and daily average aircraft utilization by approximately 16.4%. Unit cost increases as a result of reducing ASMs are expected to be offset by cost reduction strategies that are currently being implemented by the Company and improved reliability.

     On December 17, 1997, the Company anticipates commencement to a new schedule with the delivery of its ninth and tenth aircraft (the "December Schedule"). The December Schedule will reduce flying between Kansas City and Atlanta from three flights per day to two flights per day and increase service between Chicago-Midway and Kansas City from three flights per day to four flights per day and between Minneapolis/St. Paul and Kansas City from three flights per day to four flight per day. In connection with the December Schedule, the Company intends to initiate non-stop service to Washington D.C.-Dulles from Kansas City with one flight per day, and service between Chicago-Midway and Pittsburgh with two flights per day and Pittsburgh and New York City-JFK with two flights per day. In addition, the Company intends to initiate service between New York City-JFK and Atlanta with one flight per day.

     The Company's strategy allows the Company to pursue measured growth by expanding in existing markets as well as entering new markets where its low cost structure, current operating efficiencies and quality of operations can be preserved. This Company's strategy allows it to add service to a new destination from a larger number of cities using only one or a limited number of aircraft. The Company's flights are timed to promote good local service in each non-stop market and to provide connecting opportunities to and from other destinations. For example, flights originating in Dallas/Ft. Worth, Denver, Minneapolis/St. Paul and San Francisco will arrive in Kansas City in time to connect to non-stop flights to New York City-JFK. The Company's schedule also provides for convenient one-stop service between Dallas/Ft. Worth and cities such as Denver, Minneapolis/St. Paul and Chicago-Midway.

     The Company's aircraft scheduling strategy is directly related to the perceived needs of its target customers. The Company believes that its target customers are as sensitive to price as schedule or flight frequency. As a result, the Company's schedule generally provides two or four flights per day in any given market, except in selected markets such as San Francisco where it has one flight per day. The Company may add or reduce flights to existing markets to satisfy increased or decreased demand.

RESERVATION AND INFORMATION SYSTEMS

     Technology is a key component of the Company's strategy.
The Company has recently purchased new reservations software.
The Company utilized cash flow from operations and/or proceeds received from the issuance of demand note payable to Principal Stockholders to purchase the new reservation software. This software is designed to continue the Company's simplified ticketless service and is an important component of the Company's attempt to maintain its low cost structure. The Company's integrated reservation, marketing and revenue accounting system is designed to capture information at its source and eliminating paper records when possible. The Company's system provides immediate access to detailed market by market, customer and financial information obtained through the reservation process. This system also collects, organizes and stores data on customers in support of the Company's frequent flyer program and can be used for other direct marketing efforts. Management believes that the ease of immediate access to timely, detailed information through its reservation system enhances certain management functions.

     While a number of traditional airlines now offer ticketless service in certain circumstances, these airlines continue to maintain their ticketed service and the expenses associated with the supporting accounting functions. The Company's reservation system and processes are entirely ticketless. At the time a reservation or sale is made, the Company provides its customers with a confirmation number. At the airport, this information is available to the gate agent facilitating customer check-in, effectively eliminating slow moving customer check-in lines. The Company's ticketless service also eliminates traditional revenue accounting functions and the direct and indirect costs of handling tickets.

     As discussed above, the Company has purchased new reservation software, which permits the Company to participate in the SABRE and WORLDSPAN CRSs. The Company anticipates participation in the SABRE CRS and WORLDSPAN CRS in mid October 1997 and early November 1997, respectively. This participation allows travel agents to book seats on the Company without the need to call the Company's reservation center. The Company previously only displayed its flight schedules in the WORLDSPAN and GALILEO CRSs. The Company did not previously display its fares in the much larger SABRE CRS system. The Company will continue to display its flights in the GALILEO CRS, but travel agents who utilize the GALILEO CRS will have to call the Company's reservation center to book a flight. The Company's software and level of CRS participation allows travel agents to send requests to the Company's reservation system to verify availability of seat and price; the travel agent will then utilize a credit card to complete the sale. The Company intends to continue to be a totally ticketless operation.

     At present, the Company does not intend to participate in the Airline Reporting Corporation ("ARC"), the airline industry collection agent for travel agency sales. Currently, at the time a travel agency reservation or sale is made, the Company identifies the travel agency making the booking, by either taking credit card information or charging the travel agency's account for future collection. Each travel agency then receives an invoice summarizing these transactions. Although travel agencies are most accustomed to doing business through ARC, the Company believes that the cost savings realized by avoiding the fees, ticket handling and revenue accounting costs inherent in the ARC system justify the Company's decision not to participate in ARC. The Company's participation in the SABRE and WORLDSPAN CRSs will require the travel agent to utilize a credit card to guarantee the completion of the sale. Under this method, the Company collects cash from the travel agency bookings directly from the credit card processor. As a result, the importance of collecting outstanding travel agency bookings is diminished regardless of whether the Company participates in ARC or maintains its own internal billing and collection functions.

     In the future, the Company may encounter problems with features added to its computer system, with new computer hardware provided by third parties or with a greater volume of reservations. If the Company experiences a system failure, revenues may be lost or significant expenses incurred in repairing, modifying or replacing the system. With its ticketless service, the Company is dependent on its computerized reservation system for information regarding confirmed passengers and flight schedules.

MARKETING AND PROMOTION

     A majority of the Company's customers call its reservation center directly to make their reservations. As a result, the Company advertises directly to potential customers using primarily newspapers, television, and radio. Since November 1996, the Company has significantly increased its advertising expenditures. These advertisements feature the Company's destinations, every-seat, every-flight low fares and the Company's reservations toll-free phone number, 1-800-VANGUARD. Various permanent and temporary personnel with successful low-fare airline marketing experience have been recruited recently to focus the marketing efforts of the Company in order to address the Company's new long-term strategy and improve ticket sales with its target markets. Numerous promotions to attract business travelers will also be run in the Company's markets.

     Approximately 40% of the Company's customers use travel agents to make their reservations. Most airlines generate 60-80% of their business through travel agencies. The Company is now focusing on better distribution of its product and, consequently, Vanguard intends to begin participation in the SABRE and WORLDSPAN CRSs to allow travel agents to book flights directly on
the Company.   See "--Reservation and Information Systems."

     The Company currently offers a frequent-flyer program, which awards free round-trip tickets on Vanguard to customers who complete 16 Vanguard flights, or eight round trips, within 12 months. In addition to its standard frequent flyer program, the Company on occasion accelerates rewards on its frequent flyer program. For example, in January 1997, the Company launched a "Threequent Flyer Program" that entitled customers to a free round-trip ticket, valid for one year, for anyone who completed three round-trip flights on Vanguard between January 26, 1997 and
June 1, 1997.   The Company is currently working on further
enhancements to its frequent flyer program to establish more active communication with frequent flyers. The Company's new reservation software will be more effective than the previous system in achieving these goals.

MOTIVATED AND TRAINED WORKFORCE

     The Company believes that the success of an airline is dependent in large part on the attitudes of its people. The Company has sought to establish and develop a corporate culture that provides an environment of relaxed, casual professionalism for its employees. The Company attempts to provide a working environment conducive to personal responsibility, creativity, accountability and commitment. The Company has created an informal atmosphere and employed a horizontal management structure to facilitate communication throughout the organization. To keep all employees informed about the Company's status and developments, the Company hosts a monthly question and answer session with the Company's Chairman of the Board, Chief Executive Officer and President, Mr. Spane, and other executive officers of the Company. In addition, the Company established an information line, which Mr. Spane updates regularly, to improve the flow of information and communications throughout the Company.

     The Company seeks to select, train and maintain a highly productive workforce of skilled, enthusiastic and energetic employees and reward them for performance by allowing them to share in the Company's success and develop professionally. Management believes that its base wage and benefit levels are generally at market rates of other similar airlines. The Company expects to maintain a motivated workforce through its selection process and a casual and friendly working environment. In addition, the Company has implemented a 401(k) plan and an employee stock purchase plan and has adopted a profit sharing plan. In August 1997, Mr. Spane implemented an incentive plan for all of the Company's employees that gives each employee
$25.00 per week if the Company meets certain operating performance criteria. The Company expects that the aforementioned programs will further align the interests of its employees, the Company and its customers.

     Training, both initial and recurring, is required for almost all employees. The average training period for all new employees, other than pilots, is approximately two weeks. Both pilot training and mechanic training for the Company's Boeing 737-200 jet aircraft are generally provided by independent contractors, including other airlines. Currently, the average age and flight time of the Company's pilots is 45 years and 6,100 hours, respectively.

     Regulations promulgated by the FAA require pilots to be licensed as commercial pilots, with specific ratings for aircraft to be flown and to be medically certified as physically fit. Licenses and medical certification are subject to periodic continuation requirements including recurrent training and recent flying experience. Mechanics, quality control inspectors and flight dispatchers must be licensed and qualified for specific aircraft. Flight attendants must have initial and periodic training and certification. All of these employees are subject to pre-employment and subsequent random drug and alcohol testing. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance and aircraft inspection must meet experience standards prescribed by the FAA regulations.

     Many airlines are unionized. Management has attempted to create an environment that is informal and that facilitates the free flow of communication, which may reduce employees' desires to be represented by unions. If the employees eventually seek representation, the impact on the Company may be material and adverse, although the Company believes that its low-cost structure derives from its simplified procedures and not simply from its employee compensation structure. The Company is unable to predict whether any of its employees will elect to be represented by a labor union.

AIRPORT OPERATIONS

     Ground handling services typically involve (i) public contact services, such as meeting, greeting and serving the Company's customers at the check-in counter, gate and baggage claim area and (ii) underwing ground handling services, such as marshaling the aircraft into and out of the gate, baggage loading and unloading, lavatory and water servicing, deicing and certain services provided to the aircraft overnight. Public contact services at the Company's various airports are conducted by the Company's full- and part-time employees. Underwing ground handling services are contracted to other air carriers or independent contractors. The Company, however, currently performs its own underwing ground handling services at Chicago-Midway Airport.

     The Company serves 8 airports and will serve 10 airports as of December 17, 1997. The Company has leases with the appropriate airport authority at certain airports and sublease or handling arrangements directly with other airlines at other airports. All of the sublease or handling arrangements can be terminated by the other airlines or the Company upon 30 to 60 days' notice. If such a termination were to occur, the Company would have to make alternative arrangements or cease operations at the affected airport. There can be no assurance that alternative arrangements would be available at all or at a reasonable cost. The Company's flights at New York City-JFK are scheduled to operate at times during the day that do not require slot allocations or exemptions.

AIRCRAFT

     The Company's aircraft fleet consists of eight leased Boeing 737-200 jet aircraft. The Company anticipates delivery of its ninth and tenth Boeing 737-200 jet aircraft in December 1997.
The Company has leased three of its Boeing 737-200 jet aircraft for terms extendable by the Company through 2001; two of its Boeing 737-200 jet aircraft have been leased for terms extendable through 2002; one of its Boeing 737-200 has been leased for a term expiring in 2002; and two for a terms expiring in 2004. The Company anticipates that the leases for its ninth and tenth jet aircraft will be five year operating leases. The Company has options to purchase five of the Boeing 737-200 jet aircraft during the terms of their respective leases. See "Risk Factors Limited Number of Aircraft."

     All expenses relating to the maintenance and operation of the aircraft are the Company's responsibility. While the Company anticipates a higher maintenance cost for older aircraft, including costs to comply with FAA Airworthiness Directives ("AD"s) and regulations for aging aircraft, the Company believes that the total costs of operating the Boeing 737-200 jet aircraft will be competitive with newer aircraft types because the Company's aircraft have significantly lower acquisition or lease costs. Lower acquisition or lease costs result in lower fixed costs, which the Company believes will allow greater flexibility to adjust capacity to demand.

     The Company's aircraft must be brought into compliance with Federal Stage 3 noise level requirements in phases: 75% by December 31, 1998 and 100% by December 31, 1999. The Company's fleet meets the current Stage 3 noise compliance requirements. The Company may be required to modify aircraft in its existing fleet to meet the future Stage 3 requirements. The Company believes that through the modification of current lease terms, the acquisition of an FAA certified hush kit would be available to allow the Company's aircraft to meet Stage 3 requirements.

     Because the Company's aircraft fleet consists of eight, if one or more of its aircraft was not in service the Company would experience a proportionally greater loss of capacity than would
be the case with a larger airline.   Any interruption of aircraft
service as a result of scheduled or unscheduled maintenance, however, could materially and adversely affect the Company's service, reputation and financial performance.

MAINTENANCE AND REPAIRS

     Except for one Boeing 737-200 jet aircraft that was manufactured in 1982, seven of the Company's Boeing 737-200 jet aircraft were manufactured between 1968 and 1970. Older aircraft, in general, are likely to incur greater maintenance expense than newer aircraft. The Company believes that its aircraft are mechanically reliable and that the ongoing cost of maintenance on such aircraft is, and will continue to be, within industry norms. The Company must comply with existing ADs and regulations for aging aircraft issued by the FAA. In addition, the Company may be required to comply with future ADs or regulations regarding maintenance and repairs, including aging aircraft ADs. For example, the FAA has ordered a number of ADs for rudder modifications on Boeing 737-200 jet aircraft.
Although Boeing is willing to pay for the cost of the replacement parts, the Company is responsible for labor costs that are estimated to be $50,000 to $75,000 per aircraft. There can be no assurance that the Company's costs of maintenance in the future (including costs to comply with ADs and regulations) will fall within industry norms or that the Company's aircraft will be reliable over time.

     Aircraft maintenance consists of routine or daily maintenance and major overhauls. Routine or daily maintenance is generally performed in Kansas City, Chicago-Midway and Minneapolis/St. Paul by the Company's employees or in various other cities, as needed, by independent contractors. The Company has contracted with various independent certified maintenance operations to perform major scheduled maintenance. Through June 30, 1998, the Company's aircraft will require major scheduled maintenance in accordance with the Company's maintenance program at an estimated aggregate cost of $8.0 million of which $3.8 million will be funded from existing supplemental rent payments recoverable from aircraft lessors. The major scheduled maintenance costs exclude any costs associated with the acquisition and installation of hush kits or acquisition of additional aircraft.

      The Company does not own a large inventory of spare parts, but has contracted with an independent contractor to make spare parts available and to manage the Company's rotable stockroom in Kansas City. For this service, the Company pays a monthly lease fee based on the value of the parts in stock, in addition to the repair costs on "off" units when, and if, the inventoried parts are installed on the Company's aircraft. The Company recently returned its two Boeing 737-300 jet aircraft pursuant to the terms of their respective leases and, consequently, has returned approximately $1.1 million inventory of spare parts.

FUEL

     The cost of jet fuel is one of the Company's largest operating expenses (approximately 17.7% of operating expenses when including taxes and the cost of delivering fuel into the aircraft for the six months ended June 30, 1997). While currently stable, significant changes in jet fuel prices have materially affected the Company's operating results in the past. Jet fuel prices are susceptible to international events. The Company cannot predict the effect of events on the future availability and cost of jet fuel. The Company's 737-200 jet aircraft are relatively fuel inefficient compared to newer aircraft. Accordingly, a significant increase in the price of jet fuel has resulted in a disproportionately higher increase in the Company's fuel expenses as compared with many of its competitors whose average aircraft is newer and thus more fuel efficient. The Company has not entered into any agreements that fix the price of jet fuel over any period of time. Therefore, an increase in the cost of jet fuel is immediately passed through to
the Company by suppliers.   As a result, the Company has
experienced reduced margins due to its inability to increase fares sufficiently to compensate for higher fuel costs and taxes. Even if it is able to raise selected fares, the Company will experience reduced margins on sales prior to such fare increases. In addition to increases in fuel prices, a shortage of supply could also have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Rising Fuel Costs."

COMPETITION

     Under the Airline Deregulation Act of 1978 (the "Deregulation Act"), domestic certificated airlines are free to enter and exit domestic routes and to set fares without regulatory approval, and all city pair domestic airline markets are generally open to any domestic certificated airline. As a consequence, the airline industry is intensely competitive and susceptible to price discounting. Airlines compete primarily with respect to fares, scheduling (frequency and flight time), destinations, frequent-flyer programs and types (jet or propeller) and size of aircraft. The Company competes with numerous other airlines on its routes and expects to compete with other airlines on any future routes. Many of these airlines are larger and have greater name recognition and greater financial resources than the Company. In response to the Company's commencement of service to a particular market, competing airlines have, at times, added flights and capacity in the market and lowered their fares, making it more difficult for the Company to achieve or maintain profitable operations or even maintain operations in that market. In the future, other airlines may set their prices at or below the Company's fares, introduce new non-stop service between cities served by the Company or add additional capacity in markets served by the Company in attempts to prevent the Company from achieving profitable operations.
The Company may also face competition from existing airlines that may begin serving markets the Company serves, from new low-cost airlines that may be formed to compete in the low-fare market (including any airlines that may be formed by major airlines) and, with respect to short-haul markets from ground transportation alternatives. See "Risk Factors--Competition and Competitive Reaction."

GOVERNMENT REGULATION

     All interstate air carriers are subject to regulation by the DOT and the FAA under the Aviation Act. The DOT's jurisdiction extends primarily to the economic aspects of air transportation, while the FAA's regulatory authority relates primarily to air safety, including aircraft certification and operations, crew licensing and training and maintenance standards. In general, the amount of economic regulation over interstate air carriers in terms of market entry, exit, pricing, and inter-carrier acquisitions and agreements has been greatly reduced subsequent to enactment of the Deregulation Act.

     Presently, four airports, Chicago-O'Hare, New York City-LaGuardia, New York City-JFK and Washington, D.C.-National, are regulated by means of "slot" allocations, which represent governmental authorizations to take off or land at a particular airport within a specified time period. The DOT regulations currently permit the buying, selling, trading or leasing of slots. Slot values depend on several factors, including the airport, time of day covered, the availability of slots, and the class of aircraft. FAA regulations require the use of each slot at least 80% of the time and provide for forfeiture of slots in certain circumstances without compensation. The DOT may require forfeiture of slots without compensation if it determines slots are needed to meet operational needs of international or essential air transportation. The Company does not have slot allocations or leases at New York City-JFK. The slot restrictions at New York City-JFK cover a four-hour period. The Company's service to New York City-JFK operates in times that are not subject to slot regulation and, consequently, the Company's arrivals and departures are timed accordingly. The Company's ability to expand service at New York City-JFK is restricted by the availability of slots or its ability to obtain a slot exemption, to which there can be no assurance.

     The DOT has previously determined that the present structure of the slot system should not be changed at this time; however reports in the press have indicated that the DOT may reconsider its position. The Company's ability to gain access to the four airports is affected by the number of slots available to it for takeoffs and landings.

     Vanguard began flight operations in December 1994. Since then, Vanguard has had no reportable incidents to the DOT that have involved serious bodily injury or significant damage to any of the Company's aircraft.

     The Company's flight personnel, flight and emergency procedures, aircraft and maintenance facilities are subject to periodic inspections and tests by the FAA. The Company believes that the FAA often applies strict scrutiny to the operations of small or start-up airlines to ensure proper compliance with FAA regulations. FAA examiners have flown on numerous Company flights and have subjected its flight and ground personnel to periodic announced and unannounced reviews and inspections. The Company believes that its operations and compliance with FAA regulations are within industry standards.

     The DOT and FAA also have authority under the Aviation Safety and Noise Abatement Act of 1979, as amended, under the Airport Noise and Capacity Act of 1990 ("ANCA") and, along with the Environmental Protection Agency, under the Clean Air Act, as amended, to monitor and regulate aircraft engine noise and exhaust emissions. The Company believes its aircraft comply with all applicable FAA noise control regulations and with current emissions standards. See "--Aircraft" and " --Maintenance and Repairs."

INSURANCE

     The Company carries the types and amounts of insurance required by the DOT, and that the Company believes are customary for airlines similar to the Company, including coverage for public liability, property damage, aircraft loss or damage, baggage and cargo liability and workers' compensation. While the Company believes such insurance will be adequate as to amounts and risks covered, there can be no assurance that such coverage will continue to be available or that it will fully protect the Company against all losses that it might sustain.

EMPLOYEES

     As of September 30, 1997, the Company employed approximately 485 full- and part-time employees consisting of 74 pilots, 100 flight attendants, 66 mechanics, 145 station agents and 100 management and staff personnel (including accounting). In addition, the Company's reservation centers, operated by a third party, employs approximately 212 full- and part-time people as of September 30, 1997. In early September 1997, the Company closed one of its two reservations centers. Accordingly, the Company reduced its reservation center staff by 60% or approximately 175 full-time equivalent employees, in order to bring the Company's service levels into line with the industry norms and take account of the Company's anticipated participation in the SABRE and WORLDSPAN CRSs.

                            MANAGEMENT

     The following table sets forth the names, ages and positions of the Company's executive officers and directors as of September
30, 1997:

     Name           Age  Position

Robert J. Spane     56   Chairman of the Board, Chief Executive
                         Officer and President
William A. Garrett  32   Vice President - Finance and Chief
                         Financial Officer
Brian S. Gillman    28   Vice President, General Counsel and
                         Secretary
Ronald L. McClellan 48   Vice President - Maintenance
William F. McKinney 57   Vice President - Operations
Russell Winter      31   Vice President - Marketing and Planning
Lee M. Gammill, Jr. 63   Director
Denis T. Rice       65   Director
Edmund H. Shea, Jr. 68   Director


     Set forth below is a description of the business experience of each executive officer and director of the Company.

     VICE ADMIRAL ROBERT J. SPANE USN (RET.) was elected as a director of the Company in May 1996 and elected Chairman of the Board, Chief Executive Officer and President of the Company in June 1997. Vice Admiral Spane served in the U.S. Navy for 35 years where his last position was Commander, Naval Air Force Pacific, which he held from October 1993 to February 1996. Vice Admiral Spane, as Commander, Naval Air Force Pacific, was responsible for all finances, training, logistics and the material condition of all aircraft carriers, aircraft and naval air stations in the Pacific. Vice Admiral Spane retired from the U.S. Navy in February 1996. Mr. Spane is a 1962 graduate of the U.S. Naval Academy.

     WILLIAM A. GARRETT joined the Company in June 1996 as Corporate Controller and was appointed Vice President - Finance and Chief Financial Officer in July 1996. From December 1993 to June 1996, he served as a Senior Manager with Ernst & Young LLP in Kansas City, Missouri. From 1987 to 1993, he served on the staff of and as manager for Coopers and Lybrand LLP. Mr. Garrett is a certified public accountant and a member of the American Institute of Public Accountants. Mr. Garrett obtained a B.S. degree in Business Administration and Accounting from Washington & Lee University.

     BRIAN S. GILLMAN joined the Company in July 1996 as Vice President, General Counsel and Secretary. From September 1994 to July 1996, Mr. Gillman was an associate in the law firm of Stinson, Mag & Fizzell, P.C., Kansas City, Missouri. Mr. Gillman received his J.D. from the University of Iowa College of Law in May 1994.

     RONALD L. MCCLELLAN joined the Company in May 1994, as one of its founding officers, as Vice President - Maintenance. Prior to joining the Company, Mr. McClellan served as Director of Aircraft Reliability Engineering for Continental Airlines from 1987 to 1994. From 1981 to 1986, he was employed by People Express Airlines as Director of Quality Control and advanced to Managing Officer of Technical Services.

     WILLIAM F. MCKINNEY joined the Company in March 1996 as Chief Pilot and was appointed Vice President-Flight Operations in April 1996. Prior to joining the Company, Captain McKinney served as a pilot for Trans World Airlines for 29 years, where he served most recently as General Manager of Flying (Chief Pilot) for the Western Region of the United States.

     RUSSELL WINTER joined the Company in August 1997 as Vice President - Marketing and Planning. From January 1995 to August 1997, Mr. Winter was a Vice President at Hambrecht & Quist California, a wholly-owned subsidiary of Hambrecht & Quist Group. Hambrecht & Quist Group is an investment banking firm based in San Francisco, California. While at Hambrecht & Quist, Mr. Winter served as a member of Hambrecht & Quist TSP Investment Management Co., L.L.C. and Hambrecht & Quist TSP II Investment Management, L.L.C., one of the general partners of Hambrecht & Quist TSP Investors, L.P. and Hambrecht & Quist TSP II Investors,
L.P., respectively.   From August 1992 to January 1995, Mr.
Winter was a Business Analyst with the Airbus Division of British Aerospace. See "Certain Relationships."

     LEE M. GAMMILL, JR. was elected a director in September 1997. Mr. Gammill is the retired Vice Chairman of the Board of New York Life Insurance Company. From 1989 until he retired in May 1997, Mr. Gammill served as Executive Vice President - Individual Insurance Operations at New York Life. Mr. Gammill joined New York Life in 1957 as a sales agent and held various management and executive positions throughout his 40-year career.

     DENIS T. RICE was elected a director of the Company in April
1997. Mr. Rice is a director in the law firm of Howard, Rice, Nemerovski, Canady, Falk & Rabkin, P.C., San Francisco,
California, a firm he has been associated with since 1961.

     EDMUND H. SHEA, JR. was elected a director of the Company in May 1994. He has been Vice President of J.F. Shea & Co., Inc., a privately held construction company since 1954. Mr. Shea is also a director of Hambrecht & Quist Group, an investment firm based in San Francisco, California. See "Certain Relationships."

STOCK OPTION PLAN

     The Company has one stock option plan pursuant to which options are outstanding: the 1994 Vanguard Airlines, Inc. Stock
Option Plan ("Stock Option Plan").   The total number of shares
of Common Stock issuable pursuant to the exercise of options under the Stock Option Plan is 1,700,000. As of June 30, 1997, options with respect to 1,107,227 shares of Common Stock had been granted under the Plan of which 172,571 are exercisable. On July 7, 1997, the Board of Directors approved stock option grants of approximately 456,000 options to the Company's pilots.

     The Stock Option Plan is administered by the Board of Directors (the "Plan Administrator"). Subject to the terms of the Stock Option Plan, the Plan Administrator determines the persons to whom awards are granted, the type of award granted, the number of shares granted, the vesting schedule, the type of consideration to be paid to the Company upon exercise of options, and the term of each option (not to exceed ten years).

     Under the Stock Option Plan, the Company may grant stock options, ("incentive stock options") intended to qualify under
Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and stock options which are not qualified as incentive stock options ("non-qualified stock options"). Incentive stock options must be granted at an exercise price equal to or greater than the fair market value of the Common Stock on the date of grant. The exercise price of non-qualified stock options granted under the Stock Option Plan will be determined by the Plan Administrator on the date of grant but may not be less than 85% of the fair market value of the Common Stock on the date of grant. The exercise price of incentive stock options granted to holders for more than 10% of the Common Stock must be at least 110% of the fair market value of the Common Stock on the date of grant, and the term of these options may not exceed five years.

PROFIT SHARING PLAN

     The Company adopted the Vanguard Airlines, Inc. Profit Sharing Plan (the "Plan") effective January 1, 1995. The amount of the Company's annual contribution to the Plan, if any, is discretionary. The Company's contribution can be made in one of three ways: cash, Common Stock, or cash and Common Stock.

     Employees are eligible to participate in the plan for a calendar year if they are employed on January 1st of such year. The Company's contribution will be allocated to the accounts of participating employees in proportion to their allowable compensation. The amount of allowable compensation is the maximum permitted under the Code (currently $150,000).

     At least 25% of each employee's annual allocation of the Company's contribution must be invested in Common Stock. The remaining contribution will be invested as directed by the employee among various investment options which include Common Stock. An employee may change his or her investment mix once each quarter.

     Subject to certain provisions of the Code and the Plan each eligible employee vests after five years of service with the Company and will forfeit his or her entire account balance if he or she terminates employment prior to such time. Forfeited amounts are used first to restore accounts of employees who are rehired, then allocated pro rata to each employee's account, based on compensation.

SECTION 401(K) PLAN

     The Company adopted the Vanguard Airlines, Inc. 401(k) Plan (the "401(k) Plan") effective January 1, 1995. All employees of the Company are eligible to participate in the 401(k) Plan. Pursuant to the 401(k) Plan, employees may elect to reduce their current compensation by up to the lesser of 15% of compensation or the statutorily prescribed annual limit ($9,500 in 1996) and to have the amount of such reduction contributed to the 401(k) Plan. No additional contributions will be made to the 401(k) Plan by the Company. The 401(k) Plan is intended to qualify under
Section 401(k) of the Code, so that contributions to the 401(k) Plan by employees and the investment earnings thereon, are not taxable to employees until withdrawn or distributed from the 401(k) Plan.

EMPLOYEE STOCK PURCHASE PLAN

     The Company adopted the Vanguard Airlines, Inc. Employee Stock Purchase Plan (the "Purchase Plan") in connection with its initial public offering. The Purchase Plan is administered by a committee appointed by the Board of Directors. Under the Purchase Plan, the Company will withhold a specified amount (at least $20.00 per month and not to exceed 15% of compensation for that particular month) from the paychecks of participating eligible employees. Any employee who is a full-time employee and has completed ninety (90) days of employment with the Company is eligible to participate in the Purchase Plan. The amount withheld will be allocated to an account for each participating employee held by a custodian, and will be applied monthly by the custodian to purchase whole shares of Common Stock. Common Stock purchased from the Company under the Purchase Plan will be at 85% of the fair market value of the Common Stock as determined on the last market trading day prior to the purchase date. Common Stock purchased on the open market will be paid 85% by the participating employee and 15% by the Company. Employees may change their withholding under the Purchase Plan every six months. Employees may terminate their withholding under the Purchase Plan at any time, but may not then participate again until the expiration of six months. Common Stock purchased under the Purchase Plan may be withdrawn by participating employees on January 1 and July 1 of each year.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Company's Restated Certificate of Incorporation eliminates the personal liability of its directors to the Company and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for (i) any breach of their duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unlawful payments of dividends or unlawful stock repurchases or redemptions or (iv) any transaction from which the director derived an improper personal benefit. Such limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     The Company's Bylaws provide that the Company will indemnify its officers and directors to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                       CERTAIN TRANSACTIONS

     In July 1996, the Company established a $4.0 million line of credit. In August 1996, the Company amended its line of credit to increase it to $5.0 million. The Company's obligations under this line of credit were guaranteed by, among others, Hambrecht & Quist Group and Ken Wagnon, both of whom own more than 5% of the outstanding Common Stock. In connection with the guarantee of the initial $4.0 million line of credit, the Company granted warrants to purchase 354,375 shares and 78,750 shares to Hambrecht & Quist Group and Ken Wagnon, respectively, at an exercise price of $7.10 per share. In connection with the guarantee of the $1.0 million increase to the line of credit, the Company granted warrants to purchase 88,593 shares and 19,608 shares to Hambrecht & Quist Group and Ken Wagnon, respectively, at an exercise price of $4.85 per share. See "Description of Capital Stock--Warrants."

     In August and September 1996, the Company completed a private sale of 1,319,774 units of securities (each a "Unit"), each Unit consisting of one share of the Company's Common Stock and a redeemable common stock purchase warrant for $5.53 per unit for aggregate net proceeds to the Company of approximately $7.1 million. In this private placement transaction, the Company sold 867,797 units to H & Q TSP Investors, L.P., an affiliate of Hambrecht & Quist Group and 170,641 units to Ken Wagnon. See "Description of Capital Stock--Warrants."

     On January 17, 1997, Hambrecht & Quist California, a wholly owned subsidiary of Hambrecht & Quist Group, agreed to establish a two-year $4.0 million letter of credit in favor of the Company's credit card processor on behalf of the Company. In consideration for the establishment of the letter of credit, the Company issued to Hambrecht & Quist California warrants to purchase up to 4,000,000 shares of Common Stock. Upon execution of the letter of credit, warrants to purchase 1,600,000 shares of Common Stock immediately vested. The remaining warrants to purchase 2,400,000 shares of Common Stock vest quarterly according to the amount of exposure under such letter of credit. Each warrant expires 10 years from the date of issuance with an exercise price of $1.00 per share. See "Description of Capital Stock--Warrants."

     On January 30, 1997, the Company entered into an agreement with Commerce Bank, N.A. (Wichita, KS) to provide a line of credit for six months in the amount of $2.275 million. The
Company's obligations under this facility are guaranteed in part by Ken Wagnon and other major stockholders of the Company. In consideration for Mr. Wagnon's guarantee, the Company issued to Mr. Wagnon warrants to purchase up to 1,250,000 shares of Common Stock. Upon execution of the line of credit, 500,000 of Mr.
Wagnon's warrants immediately vested. The remaining warrants to purchase 750,000 shares of Common Stock vest quarterly according to the amount outstanding under the line of credit. On August 1, 1997 Commerce Bank and the Company entered into an Agreement to extend the line of credit for another six months with the same terms and guarantees. See "Description of Capital Stock -
Warrants."

     On April 28, 1997, the Company completed a $10.3 million private sale of 5,150,000 units of securities, each unit consisting of one share of Common Stock and two redeemable common stock purchase warrants for $2.00 per unit. Each redeemable common stock purchase warrant entitles the registered holder to purchase one share of Common Stock, at any time over a five year period, at an exercise price of $2.50. In this private placement transaction, the Company sold 1,687,500 units to H & Q TSP Investors, L.P., 475,000 units to H & Q TSP II Investors, L.P., also an affiliate of Hambrecht & Quist Group, 1,135,000 units to Hambrecht & Quist California, 851,250 units to The Hambrecht 1980 Revocable Trust, William Hambrecht as Trustee (the "Hambrecht Trust") and 851,250 units to J.F. Shea Co., Inc. ("J.F. Shea") of which Edmund H. Shea, Jr. is a Vice President. Mr. Shea, a director of the Company, is also a director of Hambrecht & Quist Group. The exercise price of these warrants is subject to adjustment in the event the Company issues equity securities raising net proceeds in an aggregate amount of $1,000,000 at a price below $2.00 per share of Common Stock. In such event, the exercise price of the warrants is reduced to the offering price of the equity offering. Consequently, the exercise price of the warrants issued in connection with the April 28, 1997 private placement will be reduced to the Subscription Price. See "Description of Capital Stock--Warrants."

     On May 7, 1997, Hambrecht & Quist California agreed to establish a two year $2.0 million guarantee in favor of the Company's credit card processor on behalf of the Company. As consideration for the establishment of this guarantee, the Company issued to Hambrecht & Quist California warrants to purchaseup to 1,030,928 shares of Common Stock at an exercise price of $1.94 per share. Upon execution of the guarantee, 412,371 warrants vested immediately. The remaining 618,557 warrants vest according to the amount of exposure under such guarantee. Each warrant expires 10 years from the date of issuance. See "Description of Capital Stock--Warrants."

     As of October 23, 1997, the Company has outstanding demand notes with Hambrecht & Quist California, J.F. Shea and the Hambrecht Trust, aggregating approximately $19.1 million. The demand notes bear interest of 8% per annum. The Principal Stockholders have indicated their intention to subscribe for and purchase an aggregate of 19,842,498 shares of Common Stock pursuant to their Basic Subscription Privilege and, to the extent available, additional shares of Common Stock pursuant to the Oversubscription Privilege. See "Use of Proceeds."

                   DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the stockholders. The Common Stock is not subject to redemption or future calls or assessment by the Company. Holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Subject to preferences which may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock have the right to a ratable portion of the assets remaining after the payment of liabilities subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock which the Company may designate in the future. All shares of Common Stock outstanding and to be outstanding upon completion of this offering are and will be fully paid and non-assessable. As of the date of this Prospectus, the Company had 216 record holders of its Common Stock.

PREFERRED STOCK

     The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to determine the rights, preferences, privileges and restrictions, including dividend rights, conversion rights, voting rights, terms of redemption (including mandatory redemption provisions, if any) and liquidation preference, granted to and imposed upon any wholly unissued series of Preferred Stock and to fix the number of shares of any series of Preferred Stock and the designation of any such series, without any vote or action by the stockholders of the Company. Accordingly, the Board of Directors could authorize a series of Preferred Stock which adversely affects the voting power and other rights of the holders of Common Stock of the Company. Moreover, the existence of Preferred Stock which could be issued by the Company may have a depressive effect on the market price of the Common Stock. No shares of Preferred Stock will be outstanding as of the closing of this Rights Offering and the Company has no present plans to issue any shares of Preferred Stock.

WARRANTS

     In connection with the guarantee of the Company's previously outstanding lines of credit, the Company issued to certain stockholders of the Company warrants to purchase 1,190,341 shares of Common Stock. The warrants vested as to exercisability based upon the dollar amount and duration that borrowings under the lines of credit were actually outstanding. Each warrant entitles the holder thereof to purchase a specified number of shares of Common Stock, at a price of $1.10 per share with respect to 386,365 shares of Common Stock, $3.50 per share with respect to 147,726 shares of Common Stock, $7.10 per share with respect to 525,000 shares of Common Stock and $4.85 with respect to 131,250 shares of Common Stock.

     In connection with the Company's initial public offering the Company issued RvR Securities Corp., as the Underwriter, warrants to purchase 240,000 shares of Common Stock at an exercise price per share equal to $7.20 (the "Underwriter's Warrants"). The Underwriter's Warrants are exercisable at any time from November 1, 1996 to November 1, 2000.

     In August and September 1996, the Company completed a $7.3 million private placement transaction of units, each unit consisting of one share of common stock and one redeemable common stock purchase warrant ("Redeemable Warrants"). Each Redeemable Warrant entitles the registered holder thereof the right to purchase one share of Common Stock at an exercise price of $6.64. The Company issued 1,319,774 Redeemable Warrants in connection with this transaction. Each redeemable Warrant expires five years from the date of issuance.

     On January 17, 1997, Hambrecht & Quist California agreed to establish a two-year $4.0 million letter of credit on behalf of the Company in favor of the Company's credit card processor. In consideration for the two year letter of credit, the Company has granted to Hambrecht & Quist California warrants to purchase up to 4,000,000 warrants to purchase shares of the Company's Common Stock. The warrants vest pursuant to a schedule according to the amount of exposure under such letter of credit and the warrants are exercisable for ten years at an exercise price of $1.00 per share.

     On January 30, 1997, the Company established a $2.275 million, six-month line of credit, guaranteed by certain stockholders of the Company. In exchange for the commitment to guarantee 2.275 million in loans for two years, the Company and guarantors of this line of credit entered into an agreement whereby the Company granted to the guarantors warrants to purchase up to 2,275,000 shares of Common Stock. The warrants vest over an eighteen-month period, with forty percent immediately exercisable. Each warrant expires 10 years from the date of issuance and has an exercise price of $1.00 per share. See "Description of Capital Stock--Warrants."

     On April 28, 1997, the Company completed a $10.3 million private placement transaction of units, each unit consisting of one share of Common Stock and two redeemable Common Stock purchase warrants ("Redeemable Warrants"). Each Redeemable Warrant entitles the registered Holder thereof the right to purchase one share of Common Stock at an initial price of $2.50. The Company issued 10,300,000 warrants in connection with this private placement. The exercise price on the Redeemable Warrants is subject to adjustment in the event the Company issues equity securities raising net proceeds in an aggregate amount of $1,000,000 at a price below $2.00 per share of Common Stock. In such event, the exercise price is reduced to issuance price of the equity securities. Consequently, the exercise price for the Redeemable Warrants will be equal to the Subscription Price upon consummation of the Rights Offering. Each Redeemable Warrant expires five years from the date of issuance.

     On May 7, 1997, Hambrecht & Quist California agreed to establish a $2.0 million guarantee on behalf of the Company in favor of the Company's credit card processor in order to further reduce restrict cash held on deposit. In consideration for the two year guarantee, the Company issued to certain stockholders warrants to purchase 1,030,928 shares of Common Stock. The warrants vest over an eighteen-month period, with forty percent immediately exercisable. Each warrant expires 10 years from the date of issuance and has an exercise price of $1.94 per share.

     In connection with the various financing transactions, the Company has issued warrants to purchase up to 20,356,044 shares of Common Stock. The terms of these warrants are described above in this section. The Company's Restated Certificate of Incorporation, as amended, authorizes the Company to issue up to 50,000,000 shares of Common Stock. As a result of the number of shares with respect to which outstanding warrants can be exercised, a sufficient number of warrant holders, including the Principal Stockholders, have agreed not to exercise their warrants until the earlier of June 30, 1998 or the date a Certificate of Amendment to the Company's Restated Certificate of Incorporation is filed increasing the number of authorized shares, which date shall not be later than 5 business days after a special or annual meeting of stockholders of the Company at which stockholders approve such amendment.

REGISTRATION RIGHTS

     The holders of approximately 25,506,044 (including shares upon exercise of outstanding warrants) are entitled to certain rights with respect to the registration of such shares under the Securities Act.


                 SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of shares of Common Stock by existing stockholders could adversely affect the prevailing market price of the Company's Common Stock. Upon the completion of this Rights Offering, based on the number of shares outstanding as of the Record Date, the Company will have 45,683,571 shares of Common Stock issued and outstanding if all of the Rights are exercised. All of the shares issued upon exercise of the Rights will be freely tradeable without restriction under the Securities Act. As of the Record Date, 10,077,857 shares are freely tradable without restriction under the Securities Act or may be sold pursuant to Rule 144 under the Securities Act ("Rule 144") and 5,150,000 shares are "restricted securities" (as such term is defined in Rule 144) with rights to require the Company to register such shares. See "Description of Capital Stock - Warrants and Registration Rights."

     In general, under Rule 144, as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" (as such term is defined in Rule
144) for at least one year, including a person who may be deemed an affiliate of the Company, is entitled to sell within any three month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company and the average weekly trading volume of the Common Stock during the four calender weeks preceding such sale. Sales under Rule 144 are further subject to certain restrictions relating to the manner of sale, notice and the availability of current public information about the Company. A person who is not an affiliate of the Company at any time during the 90 days preceding a sale and who has beneficially owned shares of Common Stock for at least two years, is entitled to sell such shares without regard to the volume limitations, manner of sale provisions, notice or other requirements in Rule 144. However, the Company's transfer agent may require an opinion of counsel that a proposed sale of shares comes within the terms of Rule 144 prior to effecting a transfer of such shares. Such opinion, if appropriate, will be provided at the expense of the Company.

     Under the Company's Stock Option Plan, the Company has issued options to purchase Common Stock and may issue options to purchase additional shares of Common Stock in the future. As of June 30, 1997, options to purchase 1,107,227 shares of Common Stock were outstanding. Options to purchase 172,571 were immediately exercisable. The Company has filed a Registration Statement on Form S-8 to permit the shares acquired upon exercise of options to be freely tradable or sold pursuant to Rule 144.

     On June 30, 1997, warrants to purchase 20,356,044 shares of Common Stock were outstanding, of which warrants to purchase
17,330,580 shares were exercisable. See "Certain Transactions" and "Description of Capital Stock--Warrants."

     No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares will have on the market price prevailing from time to time. Sales of substantial number of shares of Common Stock could adversely affect prevailing market prices.

TRANSFER AGENT

     UMB Bank, N.A. is the Transfer Agent and registrar for the Common Stock.


                         LEGAL  MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by the Company's General Counsel, Brian S. Gillman.

                             EXPERTS

     The financial statements of Vanguard Airlines, Inc. appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesman or any other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied on as having been authorized by the Company. This Prospectus does not constitute an offer or a solicitation of an offer to buy any securities other than the Rights or the Common Stock to which it relates, or an offer in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information contained by references herein is correct at any time after the date hereof.




                        TABLE OF CONTENTS


                                                       Page

Available Information.............................     3
Incorporation By Reference......................       3
Prospectus Summary...............................      4
Risk Factors.........................................  10
Use of Proceeds.....................................   14
Price Range of Common Stock...................         15
Dividend Policy.....................................   15
Capitalization........................................ 16
The Rights Offering................................    17
Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations.......................................... 22
Business...............................................31
Management..........................................   39
Certain Transactions................................   41
Description of Capital Stock......................     43
Shares Eligible for Future Sale...................     44
Legal Matters........................................  45
Experts................................................45


                     VANGUARD AIRLINES, INC.

                        RIGHTS TO PURCHASE
                           COMMON STOCK
                    EXPIRING DECEMBER 5, 1997



                            PROSPECTUS




                         October 24, 1997


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